Exhibit 99.1

Q12018Quarterly Reportto ShareholdersLive audio Webbroadcast of theBank’s analysts’conference call.See page 66 fordetails.Scotiabank reports first quarter resultsTORONTO, February 27, 2018 - Scotiabank reported first quarter net income of$2,337 million compared to $2,009 million in the same period last year. Diluted earnings pershare were $1.86, compared to $1.57 in the same period a year ago. Return on equity was16.2% compared to 14.3% last year. This quarter’s earnings included an accounting benefitof $150 million ($203 million pre-tax), or 12 cents of diluted earnings per share, driven byremeasurement of an employee benefit liability from certain plan modifications.“All of our businesses delivered strong results, contributing to solid top line growth and acontinued improvement in efficiency,” said Brian Porter, President and CEO at Scotiabank.“We continue to focus on internal alignment and harnessing the untapped potential withinour businesses and our operations, which will create medium and long-term value for ourshareholders.“We are also excited about our recent announcements on a number of upcoming acquisitionsas we strategically invest our capital. Growing our market presence in Chile and Colombia,and building out our asset and wealth management capabilities here in Canada, will provide astronger platform to grow and expand our business.“Canadian Banking reported a strong quarter with earnings exceeding $1 billion. This wasdriven by asset growth, expense management benefits and improved credit performance. Wecontinue to execute on our primary customer strategy and invest in our digital bankingcapabilities to improve our customer experience.“International Banking delivered strong results, with quarterly earnings growth of 16%. Thestrong momentum in our business was driven by double digit growth in loans in the PacificAlliance Countries, positive operating leverage and good credit quality.“Global Banking and Markets delivered a solid quarter with earnings of $454 million, drivenby core revenue growth in corporate banking and equities. We remain focused on gainingtraction in key areas across our footprint and optimizing our operational effectiveness.“The Bank’s Common Equity Tier 1 capital ratio remains well above 11%. Our strong capitalposition allows us to grow and make investments in our businesses as well as return capitalto our shareholders. This quarter we announced a 3 cent increase in the quarterly dividend to82 cents per common share – up 8% from a year ago.“We are pleased with our strong start to the year, and remain focused on driving primarycustomer growth and delivering an improved customer experience in all of the markets inwhich we operate.”

Financial Highlights

	As at and for the three months ended
(Unaudited)	January 31 2018(1)	October 31 2017	January 31 2017
Operating results ($ millions)
Net interest income	3,936	3,831	3,643
Non-interest income	3,152	2,981	3,225
Total revenue	7,088	6,812	6,868
Provision for credit losses	544	536	553
Non-interest expenses	3,498	3,668	3,689
Income tax expense	709	538	617
Net income	2,337	2,070	2,009
Net income attributable to common shareholders	2,249	1,986	1,909
Operating performance
Basic earnings per share ($)	1.88	1.66	1.58
Diluted earnings per share ($)	1.86	1.64	1.57
Adjusted diluted earnings per share ($)(2)	1.87	1.65	1.58
Return on equity (%)	16.2	14.5	14.3
Productivity ratio (%)	49.3	53.8	53.7
Core banking margin (%)(2)	2.46	2.44	2.40
Financial position information ($ millions)
Cash and deposits with financial institutions	57,365	59,663	48,429
Trading assets	105,664	98,464	106,518
Loans	503,197	504,369	477,353
Total assets	923,152	915,273	886,992
Deposits	635,837	625,367	604,698
Common equity	55,081	55,454	53,006
Preferred shares and other equity instruments	4,579	4,579	3,249
Assets under administration	470,939	470,198	469,611
Assets under management	210,828	206,675	193,998
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.2	11.5	11.3
Tier 1 capital ratio (%)	12.7	13.1	12.6
Total capital ratio (%)	14.6	14.9	14.8
Leverage ratio (%)	4.6	4.7	4.5
CET1 risk-weighted assets ($ millions)(3)	382,248	376,379	359,611
Liquidity coverage ratio (LCR) (%)	128	125	132
Credit quality
Net impaired loans ($ millions)(4)	3,288	2,243	2,416
Allowance for credit losses ($ millions)(5)	4,923	4,327	4,508
Net impaired loans as a % of loans and acceptances(4)	0.63	0.43	0.49
Provision for credit losses as a % of average net loans and acceptances (annualized)(6)	0.42	0.42	0.45
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(6)	0.43	0.42	0.45
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.46	0.44	0.49
Common share information
Closing share price ($) (TSX)	81.72	83.28	77.76
Shares outstanding (millions)
Average – Basic	1,199	1,198	1,209
Average – Diluted	1,215	1,215	1,229
End of period	1,198	1,199	1,208
Dividends paid per share ($)	0.79	0.79	0.74
Dividend yield (%)(7)	3.8	4.0	4.0
Market capitalization ($ millions) (TSX)	97,901	99,872	93,951
Book value per common share ($)	45.98	46.24	43.87
Market value to book value multiple	1.8	1.8	1.8
Price to earnings multiple (trailing 4 quarters)	11.9	12.7	13.1
Other information
Employees	89,755	88,645	88,804
Branches and offices	2,996	3,003	3,081
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Refer to page 4 for a discussion of non-GAAP measures.
(3)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.80, 0.83 and 0.86 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2018.
(4)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico, for periods prior to 2018.
(5)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, deposits with financial institutions.
(6)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(7)	Based on the average of the high and low common share prices for the period.

2    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2018. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2017 Annual Report. This MD&A is dated February 27, 2018.

The Bank adopted International Financial Reporting Standard (IFRS) 9, Financial Instruments effective November 1, 2017 and did not restate comparative periods. Accordingly, the current period January 31, 2018 results are based on IFRS 9, while prior period results are based on International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement and therefore, the provision for credit losses and related ratios are not directly comparable.

Additional information relating to the Bank, including the Bank’s 2017 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2017 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis
4	Non-GAAP Measures
5	Group Financial Performance
8	Business Segment Review
16	Geographic Highlights

16	Quarterly Financial Highlights
17	Financial Position
17	Risk Management
29	Capital Management
30	Financial Instruments
31	Off-Balance Sheet Arrangements

31	Regulatory Developments
32	Accounting Policies and Controls
33	Economic Outlook
34	Share Data

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2017 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2018    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses business performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	For the three months ended
($ millions)	January 31 2018	October 31 2017	January 31 2017
Net income attributable to common shareholders (diluted) (refer to Note 20)	$2,262	$1,994	$1,928
Adjusted for:
Amortization of intangible assets, excluding software (after tax)	13	14	18
Adjusted net income attributable to common shareholders (diluted)	$2,275	$2,008	$1,946
Weighted average number of diluted common shares outstanding (millions)	1,215	1,215	1,229
Adjusted diluted earnings per share(1) (in dollars)	$1.87	$1.65	$1.58
(1)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Constant dollar

International Banking business segment results are analyzed on a constant dollar basis, refer to page 11. Under constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for prior periods.

	For the three months ended
($ millions)	October 31, 2017			January 31, 2017
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,667	$8	$1,675	$1,611	$(35)	$1,576
Non-interest income	898	(6)	892	975	(17)	958
Total revenue	2,565	2	2,567	2,586	(52)	2,534
Provision for credit losses	310	2	312	310	(6)	304
Non-interest expenses	1,395	4	1,399	1,430	(25)	1,405
Income tax expense	200	–	200	209	(6)	203
Net income	$660	$(4)	$656	$637	$(15)	$622
Net income attributable to non-controlling interest in subsidiaries	$55	$1	$56	$61	$(2)	$59
Net income attributable to equity holders of the Bank	$605	$(5)	$600	$576	$(13)	$563
Other measures
Average assets ($ billions)	$146	$1	$147	$143	$(4)	$139
Average liabilities ($ billions)	$117	$1	$118	$109	$(2)	$107

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 5.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

4    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

The Bank’s net income was $2,337 million compared to $2,009 million in the same period last year, and $2,070 million last quarter. Diluted earnings per share were $1.86 compared to $1.57 in the same period last year and $1.64 last quarter. Return on equity was 16.2% compared to 14.3% last year and 14.5% last quarter. This quarter’s earnings included an accounting benefit of $150 million ($203 million pre-tax), or 12 cents of diluted earnings per share, driven by remeasurement of an employee benefit liability from certain plan modifications.

Impact of foreign currency translation

The table below is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 4 and reflects the estimated impact of foreign currency translation on key income statement items.

	Average exchange rate			% Change CAD appreciation / (depreciation)
For the three months ended	January 31, 2018	October 31, 2017	January 31, 2017	January 31, 2018 vs. October 31, 2017	January 31, 2018 vs. January 31, 2017
U.S dollar/Canadian dollar	0.791	0.800	0.750	(1.1)%	5.5%
Mexican Peso/Canadian dollar	15.039	14.518	15.503	3.6%	(3.0)%
Peruvian Sol/Canadian dollar	2.558	2.597	2.533	(1.5)%	1.0%
Colombian Peso/Canadian dollar	2,335.685	2,358.435	2,265.519	(1.0)%	3.1%
Chilean Peso/Canadian dollar	493.969	506.675	498.214	(2.5)%	(0.9)%

Impact on net income(1) ($ millions except EPS)	January 31, 2018 vs. October 31, 2017	January 31, 2018 vs. January 31, 2017
Net interest income	$13	$(48)
Non-interest income(2)	(19)	(22)
Non-interest expenses	(10)	35
Other items (net of tax)	4	12
Net income	$(12)	$(23)
Earnings per share (diluted)	$(0.01)	$(0.02)
Impact by business line ($ millions)
Canadian Banking	$1	$(4)
International Banking(2)	(4)	(15)
Global Banking and Markets	1	(20)
Other(2)	(10)	16
	$(12)	$(23)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial performance commentary

Basis of presentation

The Bank adopted International Financial Reporting Standard (IFRS) 9, Financial Instruments effective November 1, 2017. The Bank recorded a charge to its opening November 1, 2017 total equity of $610 million, to reflect the impact of the new requirements on impairment and classification and measurement of financial instruments at the adoption date and did not restate comparative periods, as permitted by the standard. Accordingly, the current period January 31, 2018 results are based on IFRS 9, while the October 31, 2017 and January 31, 2017 results are based on International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement. Therefore, the provision for credit losses and related ratios are not directly comparable. For a detailed description of the changes, refer to Notes 3 and 4 of the condensed interim consolidated financial statements.

	For the three months ended
($ millions)	January 31 2018	October 31 2017	January 31 2017
	IFRS 9 basis	IAS 39 basis	IAS 39 basis
Net interest income	$3,936	$ 3,831	$3,643
Non-interest income	3,152	2,981	3,225
Provision for credit losses – performing (Stage 1 and 2)	(20)	–	–
Provision for credit losses – impaired (Stage 3)	564	536	553
Provision for credit losses	544	536	553
Non-interest expenses	3,498	3,668	3,689
Income tax expense	709	538	617
Net income	$2,337	$2,070	$2,009

Net income

Q1 2018 vs Q1 2017

Net income was $2,337 million, up 16% from $2,009 million, of which 7% relates to remeasurement of an employee benefit liability (“benefits remeasurement”) of $150 million. The remaining increase was due primarily to higher net interest income, partly offset by higher income taxes and the negative impact of foreign currency translation.

Scotiabank First Quarter Report 2018    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2018 vs Q4 2017

Net income was up 13% from $2,070 million, of which 7% relates to the benefits remeasurement. The remaining increase was due primarily to higher net interest income and non-interest income, partly offset by higher income taxes.

Net interest income

Q1 2018 vs Q1 2017

Net interest income was $3,936 million, an increase of $293 million or 8%. Adjusting for the negative impact of foreign currency translation, net interest income grew by 9% from strong asset growth as well as higher core banking margin. The asset growth was attributable to strong growth in residential mortgages and commercial loans in Canadian Banking, commercial and retail lending and securities in International Banking, as well as higher deposits with banks.

The core banking margin improved six basis points to 2.46%, driven by higher margins in Global Banking and Markets and Canadian Banking, partly offset by lower margins in International Banking.

Q1 2018 vs Q4 2017

Net interest income was $3,936 million, an increase of $105 million or 3%. Adjusting for the positive impact of foreign currency translation, net interest income grew by 2%. Contributing to the increase was growth in securities, retail and commercial lending in International Banking, and residential mortgages and commercial loans in Canadian Banking.

The core banking margin of 2.46% was up two basis points, mainly from higher margins in Global Banking and Markets.

Non-interest income

Q1 2018 vs Q1 2017

Non-interest income was $3,152 million, down $73 million or 2%. This was mainly from lower trading revenues, lower gains on sale of real estate and investment securities, the impact from the sale of HollisWealth (“Sale of business”) last year, and the negative impact of foreign currency translation. Partly offsetting this were higher mutual fund revenues, banking revenues, income from associated companies and insurance revenues.

Q1 2018 vs Q4 2017

Non-interest income grew to $3,152 million from $2,981 million last quarter, an increase of 6%. The growth was due mainly to higher trading revenues, banking and wealth management revenues, income from associated companies and insurance revenues. Partly offsetting were lower net gains on investment securities and real estate sales, the gain on Sale of business last quarter, and the negative impact of foreign currency translation.

Provision for credit losses

The provision for credit losses was $544 million in this quarter, of which $564 million related to provisions on impaired loans. Provisions on impaired loans of $564 million related primarily to retail portfolios in International Banking, mainly in the Latin America region, and Canadian Banking. Provisions on commercial and corporate impaired loans were $52 million, primarily in International Banking. The provision for credit losses ratio on impaired loans was 43 basis points. Reduction in provisions on performing loans of $20 million was primarily in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio was 42 basis points.

Q1 2017

The provision for credit losses was $553 million in Q1 2017. The provision for credit losses relating to retail portfolios in Canadian Banking and International Banking were $478 million. Commercial and corporate loan loss provisions were $75 million, primarily in International Banking. The provision for credit losses ratio was 45 basis points.

Q4 2017

The provision for credit losses was $536 million in Q4 2017. The provision for credit losses relating to retail portfolios in Canadian Banking and International Banking was $475 million. Commercial and corporate loan loss provisions were $61 million, primarily in International Banking. The provision for credit losses ratio was 42 basis points.

Non-interest expenses

Q1 2018 vs Q1 2017

Non-interest expenses were $3,498 million, down $191 million or 5%. Adjusting for the impact of the benefits remeasurement and the positive impact of foreign currency translation, expenses were up 1%. Higher salaries, technology and professional expenses were partly offset by lower share-based compensation expenses and savings from cost-reduction initiatives.

The productivity ratio was 49.3% or 52.2% adjusting for the impact of the benefits remeasurement, compared to 53.7%.

Q1 2018 vs Q4 2017

Non-interest expenses were down $170 million or 5%. Adjusting for impact of the benefits remeasurement and the negative impact of foreign currency translation, expenses were up 1%. Higher share and performance-based compensation expenses, and seasonal business and capital taxes were partly offset by lower technology and marketing expenses.

The productivity ratio was 49.3% or 52.2% adjusting for the impact of the benefits remeasurement, compared to 53.8%.

6    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

Q1 2018 vs Q1 2017

The effective tax rate was 23.3% compared to 23.5% due primarily to lower taxes in foreign jurisdictions, partially offset by lower tax-exempt income. This quarter included $7 million write down of a deferred tax asset in the United States from recently enacted tax changes.

Q1 2018 vs Q4 2017

The effective tax rate was higher compared to the 20.6% in the prior quarter, due primarily to lower tax-exempt income, higher taxes in foreign tax jurisdictions, and the deferred tax asset write down. In addition, the prior quarter also benefited from lower taxes on the Sale of business.

Scotiabank First Quarter Report 2018    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•	The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•	For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2018(1)	October 31 2017	January 31 2017
Net interest income	$1,939	$1,915	$1,809
Non-interest income(2)	1,364	1,350	1,377
Total revenue	3,303	3,265	3,186
Provision for credit losses	210	218	235
Non-interest expenses	1,605	1,629	1,629
Income tax expense	386	351	341
Net income	$1,102	$1,067	$981
Net income attributable to non-controlling interest in subsidiaries	–	–	–
Net income attributable to equity holders of the Bank	$1,102	$1,067	$981
Other financial data and measures
Return on equity	24.2%	23.1%	22.4%
Net interest margin(3)	2.41%	2.41%	2.39%
Provision for credit losses – performing (Stage 1 and 2)	$(10)	N/A	N/A
Provision for credit losses – impaired (Stage 3)	$220	N/A	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.25%	0.27%	0.30%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.27%	0.27%	0.30%
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.25%	0.29%	0.32%
Assets under administration ($ billions)	$319	$315	$324
Assets under management ($ billions)	$158	$155	$148
Average assets ($ billions)	$335	$332	$316
Average liabilities ($ billions)	$248	$246	$242
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $15 (October 31, 2017 – $16; January 31, 2017 – $13).
(3)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q1 2018 vs Q1 2017

Net income attributable to equity holders was $1,102 million, an increase of $121 million or 12% due primarily to higher net interest income driven by strong asset growth, along with margin expansion, lower provision for credit losses and lower non-interest expenses. Lower gains on sale of real estate were offset by other investment gains.

Q1 2018 vs Q4 2017

Net income attributable to equity holders increased $35 million or 3%. The increase in net income was due primarily to higher net interest income driven by strong asset growth, higher non-interest income and lower non-interest expenses. The net impact from the gain on the sale of HollisWealth (“Sale of business”), and higher gains on sale of real estate in the prior quarter, partly offset by other investment gains in the current quarter, reduced net income growth by 5%.

Average assets

Q1 2018 vs Q1 2017

Average assets grew $19 billion or 6% to $335 billion. The growth included $11 billion or 6% in residential mortgages, $6 billion or 14% in business loans and acceptances, and $4 billion or 5% in personal loans.

Q1 2018 vs Q4 2017

Average assets rose $3 billion or 1%. The growth included $3 billion or 2% in residential mortgages and $1 billion or 3% in business loans and acceptances.

8    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities

Q1 2018 vs Q1 2017

Average liabilities increased $6 billion or 3%, including strong growth of $5 billion or 5% in retail banking savings and chequing deposits. As well, there was growth of $4 billion or 6% in non-personal deposits. This was partially offset by a decline in GICs.

Q1 2018 vs Q4 2017

Average liabilities increased $2 billion or 1%, primarily driven by growth of $1 billion or 1% in retail banking savings and chequing deposits.

Assets under management (AUM) and assets under administration (AUA)

Q1 2018 vs Q1 2017

AUA of $319 billion decreased $5 billion or 2%, primarily driven by the impact of the Sale of business, offset by market appreciation and net sales. The Sale of business reduced the AUA growth by 12%. AUM of $158 billion increased $10 billion or 6% driven by market appreciation and net sales. The Sale of business reduced the AUM growth by 3%.

Q1 2018 vs Q4 2017

AUA increased $4 billion or 1% and AUM increased $3 billion or 2%, due primarily to market appreciation and net sales.

Net interest income

Q1 2018 vs Q1 2017

Net interest income of $1,939 million was up $130 million or 7%. This was driven by strong growth in assets, and an increase in net interest margin. The margin improved two basis points to 2.41% due primarily to the impact of recent interest rate increases by the Bank of Canada.

Q1 2018 vs Q4 2017

Net interest income increased $24 million or 1% due mainly to asset growth, while margin remained stable.

Non-interest income

Q1 2018 vs Q1 2017

Non-interest income of $1,364 million decreased $13 million or 1% due to the impact of the Sale of business and lower gains on sale of real estate. These were offset by increases in deposit and payment fees, credit card fees, mutual fund revenues and other investment gains.

Q1 2018 vs Q4 2017

Non-interest income increased $14 million or 1% due to increases in credit card fees, higher brokerage fees and mutual fund revenues partly offset by lower gains on sale of real estate and the gain on Sale of business realized in the prior quarter.

Provision for credit losses

The provision for credit losses was $210 million this quarter. The provision on impaired loans of $220 million related primarily to the retail portfolio. Provision on impaired commercial loans was $14 million. The provision for credit loss ratio on impaired loans was 27 basis points. The provision on performing loans reduced $10 million, due to improvements in credit quality in both retail and commercial portfolios. The provision for credit losses ratio was 25 basis points.

Q1 2017

The provision for credit losses was $235 million in Q1 2017. Retail provisions were $213 million, and provisions on commercial loans were $22 million that related mainly to a single account. The provision for credit losses ratio was 30 basis points.

Q4 2017

The provision for credit losses was $218 million in Q4 2017. Retail provisions were $210 million, and provisions on commercial loans were $8 million. The provision for credit losses ratio was 27 basis points.

Non-interest expenses

Q1 2018 vs Q1 2017

Non-interest expenses were $1,605 million, a decrease of $24 million or 2%. Benefits realized from cost-reduction initiatives and lower expenses as a result of the Sale of business were partly offset by higher investments in digital, technology and regulatory initiatives.

Q1 2018 vs Q4 2017

Non-interest expenses decreased $24 million primarily reflecting lower marketing costs and cost-reduction initiatives, offset partly by higher volume-driven expenses.

Scotiabank First Quarter Report 2018    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

Q1 2018 vs Q1 2017

The effective tax rate of 26.0% was in line with the previous year.

Q1 2018 vs Q4 2017

The effective tax rate of 26.0% increased from 24.8% due largely to the lower taxes on the gain on Sale of business in the previous quarter.

International Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2018(1)	October 31 2017	January 31 2017
Net interest income	$1,707	$1,667	$1,611
Non-interest income(2)	997	898	975
Total revenue	2,704	2,565	2,586
Provision for credit losses	344	310	310
Non-interest expenses	1,442	1,395	1,430
Income tax expense	193	200	209
Net income	$725	$660	$637
Net income attributable to non-controlling interest in subsidiaries	$58	$55	$61
Net income attributable to equity holders of the Bank	$667	$605	$576
Other financial data and measures
Return on equity	16.4%	15.0%	14.2%
Net interest margin(3)	4.66%	4.67%	4.73%
Provision for credit losses – performing (Stage 1 and 2)	$(2)	N/A	N/A
Provision for credit losses – impaired (Stage 3)	$346	N/A	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	1.26%	1.14%	1.21%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	1.25%	1.14%	1.21%
Net write-offs as a percentage of average net loans and acceptances (annualized)	1.38%	1.16%	1.34%
Average assets ($ billions)	$153	$146	$143
Average liabilities ($ billions)	$117	$117	$109
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $133 (October 31, 2017 – $115; January 31, 2017 – $119).
(3)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q1 2018 vs Q1 2017

Net income attributable to equity holders of $667 million, up $91 million or 16%, reflecting solid loan and deposit growth in Latin America, increased contribution from associated corporations, and a lower effective tax rate, partly offset by higher provisions for credit losses and higher expenses.

Q1 2018 vs Q4 2017

Net income attributable to equity holders increased by $62 million or 10%, in part due to good expense management. As well, good loan growth, higher fee income, increased contribution from associated corporations, and a lower effective tax rate were partly offset by higher provision for credit losses.

10    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

International Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2018(1)	October 31 2017	January 31 2017
Constant dollars
Net interest income	$1,707	$1,675	$1,576
Non-interest income(2)	997	892	958
Total revenue	2,704	2,567	2,534
Provision for credit losses	344	312	304
Non-interest expenses	1,442	1,399	1,405
Income tax expense	193	200	203
Net income on constant dollar basis	$725	$656	$622
Net income attributable to non-controlling interest in subsidiaries on a constant dollar basis	$58	$56	$59
Net income attributable to equity holders of the Bank on a constant dollar basis	$667	$600	$563
Other financial data and measures
Average assets ($ billions)	$153	$147	$139
Average liabilities ($ billions)	$117	$118	$107
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $133 (October 31, 2017 – $118; January 31, 2017 – $124).

Net income

Q1 2018 vs Q1 2017

Net income attributable to equity holders of $667 million was up $104 million or 18%, reflecting solid loan and deposit growth in Latin America, increased contribution from associated corporations, and a lower effective tax rate, partly offset by higher provision for credit losses and higher expenses.

Q1 2018 vs Q4 2017

Net income attributable to equity holders increased by $67 million or 11%, in part due to good expense management. As well, solid loan growth, higher fee income, increased contribution from associated corporations, and a lower effective tax rate were partly offset by higher provision for credit losses and higher expenses.

Average assets

Q1 2018 vs Q1 2017

Average assets of $153 billion increased $14 billion or 10% driven by strong retail and commercial loan growth, primarily in Latin America. Retail loan growth was 10% and commercial loan growth was 12%.

Q1 2018 vs Q4 2017

Average assets increased 4%. Retail and commercial loan growth was 3% and 1% respectively, driven by Latin America.

Average liabilities

Q1 2018 vs Q1 2017

Average liabilities of $117 billion increased $10 billion or 9% due largely to strong deposit growth in Latin America, particularly commercial demand, savings and term deposits.

Q1 2018 vs Q4 2017

Average liabilities decreased 1%, as growth in retail and commercial demand and savings deposits in Latin America, was offset by a decline in the Caribbean.

Scotiabank First Quarter Report 2018    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Q1 2018 vs Q1 2017

Net interest income was $1,707 million, up 8% driven by strong retail and commercial loan growth, partly offset by lower net interest margin. The net interest margin decreased seven basis points to 4.66%.

Q1 2018 vs Q4 2017

Net interest income increased $32 million or 2% with good retail and commercial loan growth.

Non-interest income

Q1 2018 vs Q1 2017

Non-interest income increased $39 million or 4% to $997 million, driven by higher banking and wealth management fees, an increased contribution from associated corporations, and improved insurance results.

Q1 2018 vs Q4 2017

Non-interest income increased $105 million or 12%, driven by strong banking, wealth and insurance revenues in Latin America, and the Caribbean, due in part to seasonally higher fees and a recovery from last quarter’s hurricane impact, and higher income from investments in associated corporations.

Provision for credit losses

The provision for credit losses was $344 million this quarter. Provisions on impaired loans of $346 million were primarily in the retail portfolios in Latin America region mainly in Colombia, Peru, Chile and Mexico. Provisions on impaired commercial loans were $40 million. This quarter had lower acquisition related benefits than prior periods. The provision for credit losses ratio on impaired loans was 125 basis points. The provisions on performing loans decreased $2 million from a combination of lower provisions on commercial loans partially offset by higher provisions on retail loans. The total provision for credit losses ratio was 126 basis points.

Q1 2017

The provision for credit losses on impaired loans was $304 million. Retail provisions were $259 million relating primarily to Peru, Colombia and Mexico, and provisions on commercial loans were $45 million, net of acquisition related benefits. The provision for credit losses ratio was 121 basis points.

Q4 2017

The provision for credit losses on impaired loans was $312 million. Retail provisions were $267 million relating primarily to Colombia, Peru and Mexico, and provision on commercial loans was $45 million, net of acquisition related benefits. The provision for credit losses ratio was 114 basis points.

Non-interest expenses

Q1 2018 vs Q1 2017

Non-interest expenses increased $37 million or 3% to $1,442 million, driven by business volume growth and inflation and higher technology costs, partly offset by benefits realized from cost-reduction initiatives.

Q1 2018 vs Q4 2017

Non-interest expenses increased $43 million or 3% driven by seasonal business taxes in the Caribbean, higher share-based compensation, and increased technology costs, partly offset by benefits realized from cost-reduction initiatives.

Taxes

Q1 2018 vs Q1 2017

The effective tax rate decreased to 21.1% compared to 24.6% last year due mainly to higher tax benefits this year in Mexico.

Q1 2018 vs Q4 2017

The effective tax rate decreased to 21.1% from 23.2% largely due to higher tax benefits in Mexico.

12    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2018(1)	October 31 2017	January 31 2017
Net interest income	$390	$351	$323
Non-interest income	800	738	892
Total revenue	1,190	1,089	1,215
Provision for credit losses	(9)	8	8
Non-interest expenses	572	569	560
Income tax expense	173	121	178
Net income	$454	$391	$469
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$454	$391	$469
Other financial data and measures
Return on equity	16.2%	14.9%	15.8%
Net interest margin(2)	2.03%	1.88%	1.63%
Provision for credit losses – performing (Stage 1 and 2)	$(7)	N/A	N/A
Provision for credit losses – impaired (Stage 3)	$(2)	N/A	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	(0.04)%	0.04%	0.04%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	(0.01)%	0.04%	0.04%
Net write-offs as a percentage of average net loans and acceptances	0.05%	0.04%	0.04%
Average assets ($ billions)	$334	$322	$346
Average liabilities ($ billions)	$274	$268	$268
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q1 2018 vs Q1 2017

Net income attributable to equity holders was $454 million, a decrease of $15 million or 3%. Lower non-interest income and the negative impact of foreign currency translation more than offset increases in net interest income, and the benefit of lower provision for credit losses.

Q1 2018 vs Q4 2017

Net income attributable to equity holders increased by $63 million or 16%, driven by strong growth in net interest income and non-interest income, as well as lower provision for credit losses, partly offset by higher taxes.

Average assets

Q1 2018 vs Q1 2017

Average assets were $334 billion, a decrease of $12 billion or 3%. Business and government loans and acceptances of $80 billion declined by $2 billion or 3%. The remaining decreases were due to reductions in derivative-related assets and the negative impact of foreign currency translation.

Q1 2018 vs Q4 2017

Average assets increased by $12 billion or 4%. Business and government loans and acceptances increased by $1 billion or 1%. The remaining increases were due to higher trading securities and the positive impact of foreign currency translation.

Average liabilities

Q1 2018 vs Q1 2017

Average liabilities of $274 billion increased by $6 billion or 2%. This was mainly due to higher deposit volumes which were partially offset by lower derivative-related liabilities and the negative impact of foreign currency translation.

Q1 2018 vs Q4 2017

Average liabilities increased by $6 billion or 2%. Higher deposit volumes and the positive impact of foreign currency translation were partly offset by decreases in derivative-related liabilities.

Net interest income

Q1 2018 vs Q1 2017

Net interest income of $390 million was up $67 million or 21%. This was due mainly to higher loan fees, as well as higher deposit volumes and increased lending margins in Canada and the U.S. The net interest margin was up 40 basis points to 2.03%.

Scotiabank First Quarter Report 2018    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2018 vs Q4 2017

Net interest income was up $39 million or 11%. This was due mainly to higher loan fees, as well as higher deposit volumes and increased lending margins in Europe and Asia. The net interest margin improved by 15 basis points from the prior quarter.

Non-interest income

Q1 2018 vs Q1 2017

Non-interest income was $800 million, a decrease of $92 million or 10%. Lower revenue in the global fixed income and commodities businesses, and the negative impact of foreign currency translation were partially offset by higher investment banking advisory fees.

Q1 2018 vs Q4 2017

Non-interest income was up $62 million or 8%. This was due mainly to higher trading revenues in the global fixed income and foreign exchange businesses, partly offset by lower underwriting and advisory fees.

Provision for credit losses

Provision for credit losses was a net reversal of $9 million this quarter. Provisions on impaired loans was a net reversal of $2 million due to net reversals of provisions in the U.S. portfolio due primarily to improvements in the energy portfolio, partly offset by higher provisions in Asia. The provision for credit loss ratio on impaired loans was negative 1 basis point. Provisions on performing loans reduced $7 million primarily due to improvements in credit quality in the energy portfolio. The total provision for credit losses ratio was negative 4 basis points.

Q1 2017

The provision for credit losses on impaired loans was $8 million, and related to loans primarily in Asia. The provision for credit losses ratio was 4 basis points.

Q4 2017

The provision for credit losses on impaired loans was $8 million, and related to loans primarily in Europe. The provision for credit losses ratio was 4 basis points.

Non-interest expenses

Q1 2018 vs Q1 2017

Non-interest expenses of $572 million increased $12 million or 2%. This was due to higher regulatory and technology investments, partly offset by lower performance-related and share-based compensation and the positive impact of foreign currency translation.

Q1 2018 vs Q4 2017

Non-interest expenses increased $3 million or 1%, driven by higher performance-related and share-based compensation.

Taxes

Q1 2018 vs Q1 2017

The effective tax rate for the quarter was 27.6%, in line with the prior year. The current quarter included a $7 million write-down in deferred tax assets as a result of U.S. tax reform.

Q1 2018 vs Q4 2017

The effective tax rate for the quarter was 27.6% compared to 23.8% due to lower taxes in certain foreign jurisdictions in the previous quarter and the deferred tax asset write down.

14    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2018(2)	October 31 2017	January 31 2017
Business segment income
Net interest income(3)	$(100)	$(102)	$(100)
Non-interest income(3)(4)	(9)	(5)	(19)
Total revenue	(109)	(107)	(119)
Provision for credit losses	(1)	–	–
Non-interest expenses	(121)	75	70
Income tax expense(3)	(43)	(134)	(111)
Net income	$56	$(48)	$(78)
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders	$56	$(48)	$(78)
Other measures
Average assets ($ billions)	$112	$108	$107
Average liabilities ($ billions)	$234	$218	$235
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes of $26 (October 31, 2017 – $81; January 31, 2017 – $47) to arrive at the amounts reported in the Consolidated Statement of Income.
(4)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(38) (October 31, 2017 – $(34); January 31, 2017 – $(33)).

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $26 million in the first quarter, compared to $81 million in the same period last year and $47 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2018 vs Q1 2017

Net income attributable to equity holders was $56 million, compared to a net loss of $78 million in the same period last year. This was due mainly to lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax) partly offset by a lower gain on investment securities.

Q1 2018 vs Q4 2017

Net income attributable to equity holders was $56 million, compared to a net loss of $48 million in the prior quarter. This was due mainly to the lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax), partly offset by lower gains on investment securities.

Scotiabank First Quarter Report 2018    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended
(Unaudited)	January 31 2018(1)	October 31 2017	January 31 2017
Geographic segment income ($ millions)
Canada	$1,349	$1,169	$1,144
United States	157	148	99
Mexico	165	135	95
Peru	164	155	150
Chile	100	81	81
Colombia	19	13	28
Other international	360	351	396
Corporate adjustments	(35)	(37)	(45)
Net income after non-controlling interest attributable to equity holders of the Bank	$2,279	$2,015	$1,948
Average assets ($ billions)
Canada	$544	$538	$541
United States	118	115	111
Mexico	31	30	24
Peru	24	23	23
Chile	26	24	21
Colombia	11	11	11
Other international	165	154	167
Corporate adjustments	15	13	14
Total	$934	$908	$912
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	January 31 2018(1)	October 31 2017	July 31 2017	April 30 2017	January 31 2017	October 31 2016	July 31 2016	April 30 2016
Net interest income	$3,936	$3,831	$ 3,833	$3,728	$3,643	$3,653	$3,602	$3,518
Non-interest income	3,152	2,981	3,061	2,853	3,225	3,098	3,038	3,076
Total revenue	$7,088	$6,812	$6,894	$6,581	$6,868	$6,751	$6,640	$6,594
Provision for credit losses	544	536	573	587	553	550	571	752
Non-interest expenses	3,498	3,668	3,672	3,601	3,689	3,650	3,505	3,817
Income tax expense	709	538	546	332	617	540	605	441
Net income	$2,337	$2,070	$2,103	$2,061	$2,009	$2,011	$1,959	$1,584
Basic earnings per share ($)	1.88	1.66	1.68	1.63	1.58	1.58	1.55	1.24
Diluted earnings per share ($)	1.86	1.64	1.66	1.62	1.57	1.57	1.54	1.23
Core banking margin (%)(2)	2.46	2.44	2.46	2.54	2.40	2.40	2.38	2.38
Effective tax rate (%)	23.3	20.6	20.6	13.9	23.5	21.2	23.6	21.8
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Refer to page 4 for a discussion of non-GAAP measures.

Trending analysis

Net income

The Bank recorded strong net income over the past eight quarters, with earnings mostly trending upwards over the period.

This quarter’s earnings included an accounting benefit of $150 million ($203 million pre-tax) driven by remeasurement of an employee benefit liability from certain plan modifications. The second quarter of 2016 was impacted by a restructuring charge of $278 million ($378 million pre-tax).

Net interest income

Net interest income generally increased over the period, driven by steady growth in retail and commercial loans in both Canadian and International Banking, as well as corporate loans in Global Banking and Markets. The margin remained generally stable, with moderate increases in most periods. The margin was 2.46% this quarter, up two basis points from the prior quarter mainly from higher margins in Global Banking and Markets. The second quarter of 2017 experienced a 14 basis point increase to 2.54% driven by improved margins in International Banking mainly reflecting business mix changes and Central Bank rate changes, as well as higher contributions from asset/liability management activities. The margin decreased to 2.46% in the third quarter of 2017, due mainly to asset mix changes in International Banking.

Non-interest income

Non-interest income remained comparable through the period, due primarily to consistent performance in banking revenues and wealth management fees; however, wealth management fees did decrease in the fourth quarter of 2017 due to the Sale of business. Net gain on investment securities was down this quarter and generally lower in 2017 compared to the prior year. The 2017 year benefited from higher gains on sale of real estate compared to 2016. Also, the gain on Sale of business in the fourth quarter of 2017 was lower than the gain on disposition of a non-core lease finance business in Canadian Banking in the second quarter of 2016.

16    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses

The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9. Prior period amounts have not been restated and therefore, the provision for credit losses and related ratios are not directly comparable.

The provision for credit losses was $544 million in this quarter, of which $564 million related to provisions on impaired loans. Reduction in provisions on performing loans of $20 million was primarily in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio was 42 basis points.

Provision for credit losses has remained relatively stable over the remaining periods, but peaked in the second quarter of 2016 due primarily to provisions against exposures in the energy sector and an increase of $50 million in the collective allowance against performing loans. Asset quality has remained strong over the period despite increased lending activity.

Non-interest expenses

Non-interest expenses have generally trended upwards over the period, mostly to support business growth and the Bank’s investments in strategic initiatives and in technology. There have also been increases in performance-based compensation. This quarter, however, included a benefits remeasurement of $203 million. The second quarter of 2016 included a restructuring charge of $378 million.

Income taxes

The effective tax rate was 23.3% this quarter and averaged 21.1% over the period, with a range of 13.9% to 23.6%. In the second quarter of 2017, the tax rate was 13.9% reflecting a higher amount of tax-exempt dividends related to client driven equity trading activities. Effective tax rates in other quarters were impacted by different levels of income earned in foreign tax jurisdictions, as well as the variability of tax-exempt dividend income.

Financial Position

The Bank’s total assets as at January 31, 2018 were $923 billion, up $8 billion or 1% from October 31, 2017. Adjusting for the impact of foreign currency translation, total assets were up $22 billion. This growth was primarily in trading assets, investment securities and loans.

Cash and deposits with financial institutions decreased $2 billion and securities purchased under resale agreements and securities borrowed decreased $7 billion, while trading assets increased $7 billion.

Investment securities increased $6 billion from October 31, 2017 due primarily to higher holdings of U.S. government debt measured at fair value through other comprehensive income. As at January 31, 2018, the net unrealized loss on debt securities measured at fair value through other comprehensive income of $192 million decreases to a net unrealized loss of $21 million after the impact of qualifying hedges.

Loans decreased $1 billion from October 31, 2017. Adjusting for the impact of foreign currency translation, loans increased $4 billion. Residential mortgages increased $3 billion primarily in Canada and Latin America and personal loans and credit cards were up $1 billion mainly in Latin America. Business and government loans increased $0.4 billion primarily due to growth in Latin America that was partly offset by decreases in the U.S.

Total liabilities were $862 billion as at January 31, 2018, up $8 billion or 1% from October 31, 2017. Adjusting for the impact of foreign currency translation, total liabilities were up $22 billion.

Total deposits increased $10 billion. Adjusting for the impact of foreign currency translation, total deposits increased $21 billion. Personal deposits grew by $2 billion, primarily in Latin America, and business and government deposits grew by $13 billion, mainly in Canada, the U.S. and Latin America. Deposits from financial institutions increased $6 billion.

Obligations related to securities sold short increased by $2 billion. Obligations related to securities sold under repurchase agreements and securities lent decreased by $5 billion. This decrease was mostly in line with lower securities purchased under resale agreements and securities borrowed. Derivative instrument liabilities increased by $4 billion due primarily to higher amounts related to foreign exchange contracts. Other liabilities decreased by $6 billion due mainly to lower gold and silver certificates.

Total shareholders’ equity decreased $438 million from October 31, 2017. This decrease was driven mainly by a reduction in other comprehensive income of $1,041 million, due primarily to a decrease in unrealized foreign currency translation gains on the Bank’s investments in its foreign operations, dividends paid of $979 million, the cumulative effect of adopting IFRS 9 of $610 million, and the repurchase and cancellation of approximately 2 million common shares for $178 million. Partly offsetting were current year earnings of $2,337 million.

Risk Management

The Bank’s risk management policies, practices and emerging risks have not substantially changed from those outlined in the Bank’s 2017 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2017 Annual Report.

Credit risk

Allowance for credit losses

The total allowance for credit losses as at January 31, 2018 was $4,923 million. The allowance for credit losses on loans was $4,817 million, up from $4,327 million as at October 31, 2017, due primarily to the impact of the implementation of IFRS 9. Excluding the IFRS 9 transition impact, the allowance on impaired loans was in line with the beginning of the quarter.

Impaired loans

Total gross impaired loans as at January 31, 2018 were $4,978 million up from $4,865 million, due primarily to the impact of definitional changes on implementation of IFRS 9. Total gross loan formations were down during the quarter, driven mostly by a decline in retail formations in Canadian Banking partially offset by increase in formations in International Banking.

Overview of loan portfolio

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2018, these loans amounted to $344 billion or 66% of the Bank’s total loans and acceptances outstanding (October 31, 2017 – $340 billion or 65%). Of these, $260 billion or 76% are real estate secured loans (October 31, 2017 – $257 billion or 76%). The tables below provide more details by portfolios.

Scotiabank First Quarter Report 2018    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2018
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,629	3.2%	$5,067	2.4%	$11,696	5.6%	$1	–%	$1,216	6.0%	$1,217	6.0%
Quebec	8,058	3.9	7,840	3.7	15,898	7.6	–	–	996	4.9	996	4.9
Ontario	45,837	22.0	57,464	27.6	103,301	49.6	–	–	10,487	52.0	10,487	52.0
Manitoba & Saskatchewan	5,716	2.7	3,722	1.8	9,438	4.5	1	–	803	4.0	804	4.0
Alberta	18,823	9.0	12,218	5.9	31,041	14.9	1	–	3,021	15.0	3,022	15.0
British Columbia & Territories	14,896	7.2	22,047	10.6	36,943	17.8	–	–	3,645	18.1	3,645	18.1
Canada(3)	$99,959	48.0%	$108,358	52.0%	$208,317	100%	$3	–%	$20,168	100%	$20,171	100%
International	–	–	31,102	100	31,102	100	–	–	–	–	–	–
Total	$99,959	41.8%	$139,460	58.2%	$239,419	100%	$3	–%	$20,168	100%	$20,171	100%
	As at October 31, 2017
Canada(3)	$100,921	49.0%	$104,872	51.0%	$205,793	100%	$4	–%	$20,148	100%	$20,152	100%
International	–	–	31,123	100	31,123	100	–	–	–	–	–	–
Total	$100,921	42.6%	$135,995	57.4%	$236,916	100%	$4	–%	$20,148	100%	$20,152	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,658 (October 31, 2017 – $2,594) of which $1,768 are insured (October 31, 2017 – $1,689).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2018
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.1%	37.3%	27.4%	1.1%	0.1%	100%
International	67.9%	17.4%	11.5%	3.1%	0.1%	100%
	As at October 31, 2017
Canada	33.8%	37.9%	26.9%	1.3%	0.1%	100%
International	69.3%	17.2%	11.1%	2.3%	0.1%	100%

18    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 52% uninsured (October 31, 2017 – 51%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 53% (October 31, 2017 – 51%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended January 31, 2018
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada(1)
Atlantic provinces	69.2%	57.9%
Quebec	66.5	67.0
Ontario	63.8	61.7
Manitoba & Saskatchewan	69.0	62.1
Alberta	67.3	70.7
British Columbia & Territories	62.7	59.7
Canada(1)	64.3%	62.1%
International	70.1%	n/a
	For the three months ended October 31, 2017
Canada(1)	64.3%	62.2%
International	70.0%	n/a
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (86% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $11.1 billion as at January 31, 2018 (October 31, 2017 – $8.9 billion), $4.0 billion to banks (October 31, 2017 – $5.7 billion) and $16.1 billion to corporates (October 31, 2017 – $17.6 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $1.4 billion as at January 31, 2018 (October 31, 2017 – $1.3 billion).

Scotiabank First Quarter Report 2018    19

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s current European exposure is provided below:

	As at
	January 31, 2018							October 31, 2017
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total
Greece	$181	$–	$–	$–	$181	$–	$181	$213
Ireland	347	745	6	23	1,121	955	2,076	2,033
Italy	105	–	(24)	4	85	57	142	133
Portugal	–	–	–	4	4	–	4	1
Spain	620	1	(14)	6	613	155	768	826
Total GIIPS	$1,253	$746	$(32)	$37	$2,004	$1,167	$3,171	$3,206

U.K.	$7,313	$4,618	$1,617	$1,460	$15,008	$6,140	$21,148	$20,166
Germany	1,442	317	1,895	93	3,747	989	4,736	4,495
France	946	23	1,005	109	2,083	1,584	3,667	5,053
Netherlands	1,199	113	250	68	1,630	1,305	2,935	3,341
Switzerland	799	24	40	329	1,192	774	1,966	2,156
Other	2,851	308	2,083	428	5,670	2,595	8,265	8,068
Total Non-GIIPS	$14,550	$5,403	$6,890	$2,487	$29,330	$13,387	$42,717	$43,279
Total Europe	$15,803	$6,149	$6,858	$2,524	$31,334	$14,554	$45,888	$46,485
(1)	Individual allowances for impaired loans are $62. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $3,057 as at January 31, 2018 (October 31, 2017 – $3,366).
(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $1,852 and collateral held against SFT was $12,314.
(4)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2018	October 31 2017
Credit spread plus interest rate	$12.4	$10.1
Credit spread	8.2	6.6
Interest rate	9.7	8.2
Equities	2.5	2.8
Foreign exchange	4.2	2.9
Commodities	1.5	1.1
Debt specific	3.4	3.1
Diversification effect	(10.8)	(9.2)
Total VaR	$13.2	$10.8
Total Stressed VaR	$41.0	$30.9

In the first quarter of 2018, the average one-day Total VaR increased to $13.2 million from $10.8 million in the previous quarter, primarily driven by increased exposure to rising interest rates.

The average one-day Total Stressed VaR during the quarter increased to $41.0 million from $30.9 million in the previous quarter, primarily due to increased exposure to rising interest rates.

Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There was one trading loss day in the first quarter, compared to two in the previous quarter. The quality and accuracy of the VaR models are validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

20    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2018	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,471	$5,471	$–	$–	n/a
Trading assets	105,664	105,063	601	–	Interest rate, FX
Financial instruments designated at fair value through profit or loss	14	–	14	–	Interest rate
Derivative financial instruments	36,847	32,227	4,620	–	Interest rate, FX, equity
Investment securities	75,148	–	75,148	–	Interest rate, FX, equity
Loans	503,197	–	503,197	–	Interest rate, FX
Assets not subject to market risk(1)	196,811	–	–	196,811	n/a
Total assets	$923,152	$142,761	$583,580	$196,811
Deposits	$635,837	$–	$601,573	$34,264	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	5,045	–	5,045	–	Interest rate, equity
Obligations related to securities sold short	32,893	32,893	–	–	n/a
Derivative financial instruments	37,741	34,768	2,973	–	Interest rate, FX, equity
Trading liabilities(2)	4,000	4,000	–	–	n/a
Pension and other benefit liabilities	1,903	–	1,903	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	144,546	–	–	144,546	n/a
Total liabilities	$861,965	$71,661	$611,494	$178,810
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2017	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,717	$5,717	$–	$–	n/a
Trading assets	98,464	98,464	–	–	n/a
Financial instruments designated at fair value through profit or loss	13	–	13	–	Interest rate
Derivative financial instruments	35,364	30,648	4,716	–	Interest rate, FX, equity
Investment securities	69,269	–	69,269	–	Interest rate, FX, equity
Loans	504,369	–	504,369	–	Interest rate, FX
Assets not subject to market risk(1)	202,077	–	–	202,077	n/a
Total assets	$915,273	$134,829	$578,367	$202,077
Deposits	$625,367	$–	$593,174	$32,193	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	4,663	–	4,663	–	Interest rate, equity
Obligations related to securities sold short	30,766	30,766	–	–	n/a
Derivative financial instruments	34,200	30,545	3,655	–	Interest rate, FX, equity
Trading liabilities(2)	6,819	6,819	–	–	n/a
Pension and other benefit liabilities	2,201	–	2,201	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	149,632	–	–	149,632	n/a
Total liabilities	$853,648	$68,130	$603,693	$181,825
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 21 to the condensed interim consolidated financial statements and in Note 35 of the audited consolidated financial statements in the Bank’s 2017 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Scotiabank First Quarter Report 2018    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2018, unencumbered liquid assets were $195 billion (October 31, 2017 – $180 billion). Securities including NHA mortgage-backed securities, comprised 71% of liquid assets (October 31, 2017 – 67%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 29% (October 31, 2017 – 33%). The increase in liquid assets was mainly attributable to growth in the securities portfolio, which was partially offset by a decrease in cash and deposits with central banks and deposits with financial institutions.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2018. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2018
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$48,670	$–	$48,670	$–	$7,428	$41,242	$–
Deposits with financial institutions	8,695	–	8,695	–	86	8,609	–
Precious metals	5,471	–	5,471	–	177	5,294	–
Securities:
Canadian government obligations	46,319	7,674	53,993	23,062	–	30,931	–
Foreign government obligations	52,650	55,014	107,664	71,953	–	35,711	–
Other securities	60,309	61,908	122,217	83,270	–	38,947	–
Loans:
NHA mortgage-backed securities(2)	35,531	–	35,531	2,356	–	33,175	–
Call and short loans	1,376	–	1,376	–	–	1,376	–
Total	$259,021	$124,596	$383,617	$180,641	$7,691	$195,285	$–

	As at October 31, 2017
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,754	$–	$49,754	$–	$7,306	$42,448	$–
Deposits with financial institutions	9,909	–	9,909	–	108	9,801	–
Precious metals	5,717	–	5,717	–	123	5,594	–
Securities:
Canadian government obligations	41,791	9,836	51,627	24,505	–	27,122	–
Foreign government obligations	47,388	54,286	101,674	75,362	–	26,312	–
Other securities	56,444	59,590	116,034	79,363	–	36,671	–
Loans:
NHA mortgage-backed securities(2)	33,327	–	33,327	2,360	–	30,967	–
Call and short loans	1,405	–	1,405	–	–	1,405	–
Total	$245,735	$123,712	$369,447	$181,590	$7,537	$180,320	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2018	October 31 2017
Bank of Nova Scotia (Parent)	$142,519	$131,838
Bank domestic subsidiaries	15,222	13,753
Bank foreign subsidiaries	37,544	34,729
Total	$195,285	$180,320

22    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (81%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at January 31, 2018
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$48,670	$–	$48,670	$–	$7,428	$41,242	$–
Deposits with financial institutions	8,695	–	8,695	–	86	8,609	–
Precious metals	5,471	–	5,471	–	177	5,294	–
Liquid securities:
Canadian government obligations	46,319	7,674	53,993	23,062	–	30,931	–
Foreign government obligations	52,650	55,014	107,664	71,953	–	35,711	–
Other liquid securities	60,309	61,908	122,217	83,270	–	38,947	–
Other securities	3,261	4,485	7,746	3,154	–	–	4,592
Loans classified as liquid assets:
NHA mortgage-backed securities	35,531	–	35,531	2,356	–	33,175	–
Call and short loans	1,376	–	1,376	–	–	1,376	–
Other loans	483,016	–	483,016	5,727	54,295	14,099	408,895
Other financial assets(4)	147,954	(75,913)	72,041	5,935	–	–	66,106
Non-financial assets	29,900	–	29,900	–	–	–	29,900
Total	$923,152	$53,168	$976,320	$195,457	$61,986	$209,384	$509,493

	As at October 31, 2017
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,754	$–	$49,754	$–	$7,306	$42,448	$–
Deposits with financial institutions	9,909	–	9,909	–	108	9,801	–
Precious metals	5,717	–	5,717	–	123	5,594	–
Liquid securities:
Canadian government obligations	41,791	9,836	51,627	24,505	–	27,122	–
Foreign government obligations	47,388	54,286	101,674	75,362	–	26,312	–
Other liquid securities	56,444	59,590	116,034	79,363	–	36,671	–
Other securities	2,311	4,645	6,956	2,916	–	–	4,040
Loans classified as liquid assets:
NHA mortgage-backed securities	33,327	–	33,327	2,360	–	30,967	–
Call and short loans	1,405	–	1,405	–	–	1,405	–
Other loans	486,949	–	486,949	6,072	54,746	12,721	413,410
Other financial assets(4)	151,329	(85,691)	65,638	4,212	–	–	61,426
Non-financial assets	28,949	–	28,949	–	–	–	28,949
Total	$915,273	$42,666	$957,939	$194,790	$62,283	$193,041	$507,825
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of January 31, 2018, total encumbered assets of the Bank were $257 billion (October 31, 2017 – $257 billion). Of the remaining $719 billion (October 31, 2017 – $701 billion) of unencumbered assets, $209 billion (October 31, 2017 – $193 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2018, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $13 million or $96 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Scotiabank First Quarter Report 2018    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s LCR for the quarter ended January 31, 2018, based on the average daily positions in the quarter.

For the quarter ended January 31, 2018 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$132,499

Cash outflows
Retail deposits and deposits from small business customers, of which:	$170,087	$11,663
Stable deposits	78,967	2,551
Less stable deposits	91,120	9,112
Unsecured wholesale funding, of which:	170,775	82,750
Operational deposits (all counterparties) and deposits in networks of cooperative banks	55,907	13,502
Non-operational deposits (all counterparties)	95,331	49,711
Unsecured debt	19,537	19,537
Secured wholesale funding	*	29,627
Additional requirements, of which:	184,547	38,854
Outflows related to derivative exposures and other collateral requirements	22,878	15,234
Outflows related to loss of funding on debt products	3,619	3,619
Credit and liquidity facilities	158,050	20,001
Other contractual funding obligations	1,890	1,128
Other contingent funding obligations(4)	451,935	7,192
Total cash outflows	*	$171,214

Cash inflows
Secured lending (e.g. reverse repos)	$136,677	$24,415
Inflows from fully performing exposures	21,805	14,434
Other cash inflows	28,899	28,899
Total cash inflows	$187,381	$67,748
		Total adjusted value(5)

Total HQLA	*	$132,499
Total net cash outflows	*	$103,466
Liquidity coverage ratio (%)	*	128%
For the quarter ended October 31, 2017 ($ millions)		Total adjusted value(5)
Total HQLA	*	$127,444
Total net cash outflows	*	$101,751
Liquidity coverage ratio (%)	*	125%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 62 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)	Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The increase in the Bank’s average LCR for the quarter ended January 31, 2018, versus the average of the previous quarter was attributable to normal business activity.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

24    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $269 billion as at January 31, 2018, unchanged from October 31, 2017. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $138 billion (October 31, 2017 – $140 billion). Longer-term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Halifax Receivables Trust (previously Hollis Receivables Term Trust II) program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

Scotiabank First Quarter Report 2018    25

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at January 31, 2018
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$4,514	$353	$445	$191	$125	$5,628	$31	$72	$17	$5,748
Bearer deposit notes, commercial paper and certificate of deposits	11,718	26,326	20,950	10,720	5,372	75,086	2,985	26	16	78,113
Asset-backed commercial paper(3)	2,184	3,558	1,059	–	–	6,801	–	–	–	6,801
Medium term notes and deposit notes(4)	1,039	7,223	5,353	6,241	3,617	23,473	13,647	31,656	10,826	79,602
Asset-backed securities	–	–	1,107	105	35	1,247	1,035	1,560	331	4,173
Covered bonds	–	–	12	699	2,989	3,700	3,967	14,711	2,960	25,338
Mortgage securitization(5)	–	666	556	310	768	2,300	1,991	11,695	4,276	20,262
Subordinated debt(6)	–	–	–	–	–	–	–	252	6,791	7,043
Total wholesale funding sources	$19,455	$38,126	$29,482	$18,266	$12,906	$118,235	$23,656	$59,972	$25,217	$227,080

Of Which:
Unsecured funding	$17,271	$33,902	$26,748	$17,152	$9,114	$104,187	$16,663	$32,006	$17,650	$170,506
Secured funding	2,184	4,224	2,734	1,114	3,792	14,048	6,993	27,966	7,567	56,574
	As at October 31, 2017
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,740	$471	$405	$264	$110	$3,990	$205	$153	$–	$4,348
Bearer deposit notes, commercial paper and certificate of deposits	7,699	12,227	22,351	12,740	7,557	62,574	5,685	495	12	68,766
Asset-backed commercial paper(3)	1,885	4,233	981	–	–	7,099	–	–	–	7,099
Medium term notes and deposit notes(4)	24	3,621	8,480	5,469	6,378	23,972	13,024	32,927	10,453	80,376
Asset-backed securities	–	1	–	1,162	215	1,378	822	1,975	351	4,526
Covered bonds	2,821	–	–	13	686	3,520	6,378	14,719	1,410	26,027
Mortgage securitization(5)	–	569	666	556	310	2,101	2,158	10,522	4,943	19,724
Subordinated debt(6)	–	–	–	–	–	–	–	181	7,022	7,203
Total wholesale funding sources	$15,169	$21,122	$32,883	$20,204	$15,256	$104,634	$28,272	$60,972	$24,191	$218,069

Of Which:
Unsecured funding	$10,463	$16,319	$31,236	$18,474	$14,045	$90,537	$18,914	$33,755	$17,487	$160,693
Secured funding	4,706	4,803	1,647	1,730	1,211	14,097	9,358	27,217	6,704	57,376
(1)	Wholesale funding sources exclude repo transactions and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Includes Structured notes issued to institutional investors.
(5)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(6)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $195 billion as at January 31, 2018 (October 31, 2017 – $180 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

26    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at January 31, 2018, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2018
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$49,531	$1,015	$272	$128	$124	$326	$733	$300	$10,407		$62,836
Trading assets	11,943	7,510	5,720	2,126	3,225	6,044	12,009	11,434	45,653		105,664
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	14	–	–	–		14
Securities purchased under resale agreements and securities borrowed	70,188	15,553	2,268	263	376	–	–	–	–		88,648
Derivative financial instruments	3,853	4,033	2,815	2,035	2,968	5,891	5,507	9,745	–		36,847
Investment securities – FVOCI	4,980	5,764	3,487	2,784	2,666	9,895	17,464	5,352	1,129		53,521
Investment securities – amortized cost	234	815	1,177	223	1,606	4,771	11,060	1,348	–		21,234
Investment securities – FVTPL	–	–	–	–	–	–	–	–	393		393
Loans	26,031	27,949	31,486	25,813	25,526	76,465	209,760	26,369	53,798		503,197
Residential mortgages	6,870	5,432	13,384	12,707	9,062	44,710	130,211	15,393	1,650	(1)	239,419
Personal and credit cards	3,820	2,299	3,386	3,332	3,195	11,254	20,471	5,166	51,259		104,182
Business and government	15,341	20,218	14,716	9,774	13,269	20,501	59,078	5,810	5,706	(2)	164,413
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,817)		(4,817)
Customers’ liabilities under acceptances	13,320	2,819	162	12	67	–	–	–	–		16,380
Other assets	265	56	3	–	1	–	–	–	34,093		34,418
Total assets	$180,345	$65,514	$47,390	$33,384	$36,559	$103,406	$256,533	$54,548	$145,473		$923,152

Liabilities and equity
Deposits	$57,783	$63,820	$46,135	$29,979	$25,352	$38,995	$74,549	$16,762	$282,462		$635,837
Personal	6,736	6,401	8,656	7,782	9,521	11,965	14,486	156	135,024		200,727
Non-personal	51,047	57,419	37,479	22,197	15,831	27,030	60,063	16,606	147,438		435,110
Financial instruments designated at fair value through profit or loss	14	34	39	48	94	2,945	802	1,069	–		5,045
Acceptances	13,338	2,819	162	12	67	–	–	–	–		16,398
Obligations related to securities sold short	268	433	490	137	487	3,671	9,155	9,668	8,584		32,893
Derivative financial instruments	4,280	5,061	3,292	2,347	2,219	5,853	3,914	10,775	–		37,741
Obligations related to securities sold under repurchase agreements and securities lent	80,921	8,843	1,164	3	–	–	–	–	–		90,931
Subordinated debentures	–	–	–	–	–	–	–	5,701	–		5,701
Other liabilities	1,103	1,546	932	186	627	960	3,009	4,381	24,675		37,419
Total equity	–	–	–	–	–	–	–	–	61,187		61,187
Total liabilities and equity	$157,707	$82,556	$52,214	$32,712	$28,846	$52,424	$91,429	$48,356	$376,908		$923,152

Off-balance sheet commitments
Operating leases	$30	$59	$88	$87	$84	$313	$664	$525	$–		$1,850
Credit commitments(3)	3,975	6,998	16,882	13,267	18,548	21,246	86,974	14,556	–		182,446
Financial guarantees(4)	–	–	–	–	–	–	–	–	34,775		34,775
Outsourcing obligations	18	35	51	51	52	206	351	–	1		765
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank First Quarter Report 2018    27

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2017
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$51,646	$894	$395	$175	$159	$396	$514	$290	$10,911		$65,380
Trading assets	5,484	5,106	3,275	2,740	2,224	5,272	14,816	17,776	41,771		98,464
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	13	–	–	–		13
Securities purchased under resale agreements and securities borrowed	73,346	16,966	3,732	1,087	188	–	–	–	–		95,319
Derivative financial instruments	3,544	4,558	2,084	1,418	1,274	4,303	8,375	9,808	–		35,364
Investment securities – available-for-sale	3,094	5,645	4,495	2,170	2,131	6,506	18,098	7,054	1,311		50,504
Investment securities – held-to-maturity	739	779	1,052	1,193	123	5,847	8,923	109	–		18,765
Loans	28,840	25,032	28,778	29,291	27,197	74,303	209,229	28,667	53,032		504,369
Residential mortgages	3,072	4,065	9,542	15,700	13,083	42,460	129,448	18,017	1,529	(1)	236,916
Personal and credit cards	3,980	2,309	3,124	3,322	3,217	10,899	20,601	5,293	50,586		103,331
Business and government	21,788	18,658	16,112	10,269	10,897	20,944	59,180	5,357	5,244	(2)	168,449
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,327)		(4,327)
Customers’ liabilities under acceptances	10,875	2,399	254	22	10	–	–	–	–		13,560
Other assets	–	–	–	–	–	–	–	–	33,535		33,535
Total assets	$177,568	$61,379	$44,065	$38,096	$33,306	$96,640	$259,955	$63,704	$140,560		$915,273

Liabilities and equity
Deposits	$56,154	$48,037	$49,107	$30,938	$26,373	$44,735	$73,099	$16,037	$280,887		$625,367
Personal	7,058	7,247	8,500	7,840	7,862	13,223	13,741	393	134,166		200,030
Non-personal	49,096	40,790	40,607	23,098	18,511	31,512	59,358	15,644	146,721		425,337
Financial instruments designated at fair value through profit or loss	–	3	5	118	133	543	2,882	979	–		4,663
Acceptances	10,875	2,399	254	22	10	–	–	–	–		13,560
Obligations related to securities sold short	336	167	97	148	1,057	3,354	9,229	9,935	6,443		30,766
Derivative financial instruments	2,810	3,348	1,786	1,258	1,347	3,056	11,534	9,061	–		34,200
Obligations related to securities sold under repurchase agreements and securities lent	85,636	8,452	1,524	229	2	–	–	–	–		95,843
Subordinated debentures	–	–	–	–	–	–	–	5,935	–		5,935
Other liabilities	1,419	1,076	440	824	187	1,369	3,223	4,314	30,462		43,314
Total equity	–	–	–	–	–	–	–	–	61,625		61,625
Total liabilities and equity	$157,230	$63,482	$53,213	$33,537	$29,109	$53,057	$99,967	$46,261	$379,417		$915,273

Off-balance sheet commitments
Operating leases	$30	$60	$88	$87	$84	$311	$656	$593	$–		$1,909
Credit commitments(3)	4,661	5,913	12,862	18,293	17,254	24,091	97,773	4,819	–		185,666
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,344		36,344
Outsourcing obligations	19	37	54	53	53	207	517	–	1		941
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and is rated AA by DBRS, A1 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

28    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 43 to 53 of the Bank’s 2017 Annual Report. Other than changes arising from the adoption of IFRS 9, there were no material changes to OSFI requirements this quarter.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	January 31 2018	October 31 2017
($ millions)	All-in	All-in
Common Equity Tier 1 capital	$42,990	$43,352
Tier 1 capital	48,648	49,473
Total regulatory capital	55,637	56,113
CET1 risk-weighted assets(1)(2)	$382,248	$376,379
Tier 1 risk-weighted assets(1)(2)	382,248	376,379
Total risk-weighted assets(1)(2)	382,248	376,379
Capital ratios (%):
Common Equity Tier 1 capital ratio	11.2	11.5
Tier 1 capital ratio	12.7	13.1
Total capital ratio	14.6	14.9
Leverage:
Leverage exposures	$1,048,763	$1,052,891
Leverage ratio (%)	4.6	4.7
(1)	CVA risk-weighted assets were calculated using scalars of 0.80, 0.83 and 0.86 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2018 (October 31, 2017 – scalars of 0.72, 0.77 and 0.81).
(2)	As at January 31, 2018, CET1, Tier 1 and Total Capital RWA include Basel I floor adjustments of $16.4 billion, $16.3 billion and $16.2 billion, respectively ($12.8 billion, $12.6 billion and $12.4 billion, respectively as at October 31, 2017).

The Bank’s Common Equity Tier 1 capital ratio was 11.2% this quarter as strong internal capital generation was more than offset by strong organic growth in risk-weighted assets, impact of the capital floor, the full transitional impact on regulatory capital from adoption of IFRS 9, and the negative impact of foreign currency translation.

The Bank’s Tier 1 and Total capital ratios of 12.7% and 14.6%, respectively, were also impacted by the additional 10% phase-out of non-qualifying Additional Tier 1 capital instruments.

As at January 31, 2018, the CET1, Tier 1, Total capital and Leverage ratios were well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $43.0 billion, as at January 31, 2018, a decrease of approximately $0.4 billion during the quarter, primarily from lower accumulated other comprehensive income of $0.9 billion, excluding the impact from cash flow hedges, and the transitional impact from IFRS 9 on retained earnings of $0.6 billion, partly offset by internal capital generation of $1.3 billion.

Risk-weighted assets

CET1 risk-weighted assets (RWA) increased by $5.9 billion or 1.6% during the quarter to $382 billion, primarily due to organic growth in personal and business lending RWA, increased market risk and counterparty credit risk RWA and the impact of the capital floor, partly offset by the impact of a stronger Canadian dollar.

Basel II standardized regulatory capital floor

As noted on page 49 of the Bank’s 2017 Annual Report, since the introduction of Basel II in 2008, OSFI has prescribed a minimum Basel I capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel I capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I floor is added to RWA. During the quarter, the Basel I floor add-on increased by $3.6 billion to $16.4 billion, for a cumulative impact on the CET1 capital ratio of approximately -50 basis points.

In January 2018, OSFI announced its intention to replace the Basel I floor with a capital floor based on Basel II standardized credit risk and market risk RWA, and CVA RWA, effective Q2 2018. Under the new Basel II capital floor requirement, the Bank anticipates that it will not have a capital floor add-on as at Q2 2018. After exclusion of the existing capital floor add-on, the Bank’s Q1 2018 CET1 ratio on a pro-forma basis would increase by 50 basis points from 11.25% to 11.75%.

Global Systemically Important Bank (G-SIB) Disclosures

In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in an annual survey.

Scotiabank First Quarter Report 2018    29

MANAGEMENT’S DISCUSSION & ANALYSIS

The G-SIB indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2017, the Bank is not considered to be a G-SIB based on October 31, 2016, indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2015. The G-SIB indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

As at and for the year ended October 31 ($ millions)(1)
Category(2)	Indicator(2)	2017	2016
Cross-jurisdictional activity	Cross-jurisdictional claims	$384,463	$374,813
	Cross-jurisdictional liabilities	323,660	302,569
Size	Total exposures as defined for use in the Basel III leverage ratio	1,065,502	1,023,953
Interconnectedness	Intra-financial system assets	103,376	104,838
	Intra-financial system liabilities	75,266	65,522
	Securities outstanding	279,270	278,032
Substitutability/financial institution infrastructure	Payments activity	13,663,530	14,609,548
	Assets under custody	252,745	267,669
	Underwritten transactions in debt and equity markets	70,966	55,247
Complexity	Notional amount of over-the-counter derivatives	4,266,257	3,666,271
	Trading and available-for-sale securities	38,935	42,980
	Level 3 assets	768	2,246
(1)	Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement”

Changes in G-SIB Indicators

During 2017, notional amounts for over-the-counter derivatives increased mainly due to higher volumes in interest rate swaps. Payment activity decreased mainly due to lower volumes of U.S. dollar payments. Other year-over-year movements primarily reflect changes in business activity and from foreign currency translation.

Normal Course Issuer Bid

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the NCIB will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2018. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

During the quarter ended January 31, 2018, the Bank repurchased and cancelled approximately 2.25 million common shares as part of the NCIB at a volume weighted average price of $79.23 per share for a total amount of $178 million. Approximately 2 million of the common shares purchased were pursuant to a private agreement with an arm’s length third party seller and at a discount to the prevailing market price of the Bank’s common shares on the TSX at the time of the purchases. Under the NCIB, the Bank has cumulatively repurchased and cancelled approximately 6.25 million common shares at an average price of $76.41 per share.

Common dividend

The Board of Directors, at its meeting on February 26, 2018, approved a dividend of 82 cents per share. This quarterly dividend is payable to shareholders of record as of April 3, 2018 on April 26, 2018.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 17. The methods of determining the fair value of financial instruments are detailed on page 150 of the Bank’s 2017 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 70 of the Bank’s 2017 Annual Report).

Total derivative notional amounts were $4,911 billion as at January 31, 2018, compared to $4,547 billion as at October 31, 2017. The quarterly change was primarily due to an increase in volume of interest rate contracts, which was partly offset by foreign currency translation. The total notional amount of over-the-counter derivatives was $4,615 billion (October 31, 2017 – $4,265 billion), of which $2,989 billion were settled through central counterparties as at January 31, 2018 (October 31, 2017 – $2,693 billion). The credit equivalent amount, after taking master netting arrangements into account, was $31.9 billion, compared to $37.4 billion at October 31, 2017. The decrease was largely due to the impact of foreign currency translation and an increase in netting benefits.

30    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 57 of the Bank’s 2017 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 53 to 55 of the Bank’s 2017 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.2 billion as at January 31, 2018 (October 31, 2017 – $5 billion). As at January 31, 2018, total commercial paper outstanding for these conduits was $3.5 billion (October 31, 2017 – $3.1 billion). Funded assets purchased and held by these conduits as at January 31, 2018, as reflected at original cost, were $3.5 billion (October 31, 2017 – $3.1 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2017.

Other off-balance sheet arrangements

Guarantees and other indirect commitments were unchanged compared to October 31, 2017. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $142 million for the three months ended January 31, 2018, compared to $137 million in the previous quarter.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, including Basel III capital and liquidity requirements, over-the-counter derivatives reform, consumer protection measures and cybersecurity, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized.

Bank Recapitalization (Bail-In) Regime and Total Loss Absorbing Capacity (TLAC)

Bail-in regimes are being implemented in a number of jurisdictions in an effort to limit taxpayer exposure to losses of a failing institution and ensure the institution’s shareholders and creditors remain responsible for bearing such losses. On June 22, 2016, legislation came into force in Canada, amending certain federal statutes pertaining to banks that create a bank recapitalization or “bail-in” regime for the six domestic systemically important banks (D-SIBs). On June 16, 2017, the Department of Finance announced the publication of draft regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, which provide key details of the conversion, issuance and compensation regimes for bail-in instruments issued by D-SIBs. The proposed regulations under the CDIC Act provide that in circumstances where the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Federal Government may grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. The Bank expects the proposed regulations to come into force in 2018. These changes are not expected to have a material impact on our cost of long-term unsecured funding.

In conjunction with the pre-publication of the Bail-In Regulations, OSFI issued draft guidelines on Total Loss Absorbing Capacity (TLAC), which will apply to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guideline. The minimum TLAC requirements are proposed to be effective November 2021. The Bank does not anticipate any challenges in meeting the proposed TLAC requirements.

Over-The-Counter Derivatives Reform:

G20 jurisdictions continue to implement new regulations as part of the OTC derivatives regulatory reform program. Margin requirements for non-centrally cleared derivatives have been adopted in a number of jurisdictions, including Canada, Europe and the United States. Margin rules will require the exchange of variation margin and initial margin, both of which are designed to secure performance on non-centrally cleared derivatives transactions between covered entities. We have been operating under the variation margin rules since March 1, 2017, and will be subject to initial margin rules beginning no earlier than September 1, 2018 and no later than September 1, 2019. In a number of jurisdictions, OTC derivatives transactions must now be reported to designated trade repositories, while further clearing, execution and business conduct regulations continue to be implemented. The Bank is preparing for the upcoming implementation of the initial margin rules.

United Kingdom and European Regulatory Reform

The revised directive and regulation on Markets in Financial Instruments (MiFID II/MiFIR) became effective January 2018 and had a significant technological and procedural impact for certain businesses operating in and outside of the European Union (E.U.). All such businesses are in compliance in all material respects with the revised directive and regulation. The reforms introduced changes to pre- and post-trade transparency, market structure, trade and transaction reporting, algorithmic trading, and conduct of business.

Scotiabank First Quarter Report 2018    31

MANAGEMENT’S DISCUSSION & ANALYSIS

The U.K. is in negotiations to exit the E.U. Until those negotiations are concluded and the resulting changes are implemented, the U.K. will remain an E.U. Member State, subject to all E.U. legislation. The U.K.’s exit from the E.U. may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the U.K. and elsewhere in Europe.

Cybersecurity and privacy developments in Europe and the U.S.

The E.U. General Data Protection Regulation (GDPR) will apply from May 25, 2018. The GDPR replaces the current E.U. Data Protection Directive and is designed to harmonize data privacy laws across Europe. The GDPR changes data governance and protection requirements as well as disclosure requirements in respect of data breaches. The GDPR applies to the collection or processing of data of E.U. residents and furthermore, GDPR can apply to organizations not established in the E.U. if they offer goods or services to, or monitor the behavior of, individuals in the E.U. The Bank is working to comply with the GDPR requirements by the compliance date.

The New York Department of Financial Services (NY DFS) cybersecurity requirements took effect on March 1, 2017. Entities subject to NY DFS requirements must maintain a cybersecurity program designed to protect the confidentiality, integrity and availability of its information systems. Subject to various phase-in dates during the two-year period subsequent to the effective date, each covered entity must meet various compliance requirements, including: conducting periodic risk assessments; implementing policies and procedures; and monitoring and testing, among others. The Bank of Nova Scotia, New York Agency, is subject to NY DFS requirements. By February 15, 2018, and annually thereafter, applicable entities must certify compliance with the requirements. The Bank is in compliance in all material respects with existing NY DFS cybersecurity requirements and expects to comply with additional NYS DFS requirements by the applicable compliance dates.

Regulatory Initiatives Impacting Financial Services in Canada

The federal government continues to assess a number of issues relating to consumer protection. Previously withdrawn legislative proposals to update the consumer protection framework and to clarify federal jurisdiction in this area continue to be reviewed by the government. In addition, federal regulatory agencies are also undertaking a review of sales practices at Canadian banks, and will be providing reports to the government on these issues. Provincial consumer protection initiatives are also being monitored to assess their possible implications from a financial services perspective.

Canadian Housing Market and Consumer Debt

A number of changes have been introduced by the federal and provincial governments to address concerns about high levels of household debt and the housing market. These changes include a revised Guideline B-20 – Residential Mortgage Underwriting and Procedures that came into effect on January 1, 2018 to reinforce OSFI’s expectation that federally regulated mortgage lenders remain vigilant in their mortgage underwriting practices. The revised guideline also introduces a new qualifying rate for uninsured mortgages, outlines enhancements to loan-to-value measurements and requests limits and restrictions on arrangements designed to circumvent those limits.

Basel Committee on Banking Supervision – Finalized Basel III reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches.

Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

Regulatory Capital Pillar 3 Disclosure Requirements

In March 2017, the Basel Committee on Banking Supervision (BCBS) issued the Pillar 3 disclosure requirements – consolidated and enhanced framework, as the second phase of this disclosure project, which builds on the first phase, revisions to the Pillar 3 disclosure requirements, published by the Committee in January 2015.

In April 2017, OSFI issued a guideline indicating that all domestic systemically important banks are expected to implement the Committee’s first phase of the revised Pillar 3 disclosure requirements for the reporting period ending October 31, 2018. We are awaiting OSFI’s guideline on the implementation of the second phase of the Committee’s disclosure requirements.

Regulatory Developments Relating to Liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. OSFI has extended the targeted implementation timeline of the NSFR to January 2020.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2017 as described in Note 3 of the Bank’s 2017 annual consolidated financial statements, except for changes relating to IFRS 9 discussed in Note 3 and 4 of the condensed interim consolidated financial statements.

32    Scotiabank First Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2017 Annual Report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting. The Bank adopted IFRS 9, Financial Instruments effective November 1, 2017 and as a result, has updated and modified certain internal controls over financial reporting. Refer to Note 3 of the condensed interim consolidated financial statements for further information on changes to accounting policies and Note 4 regarding the transition impact on adoption of IFRS 9.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2017 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

The global economy remains robust. Household spending and business activity are accelerating or remain strong in most economies, as measures of confidence and/or activity are at cycle highs. Wage and inflation developments continue to diverge against this backdrop of synchronized growth. In Canada, the United States and the United Kingdom, wage and/or inflation dynamics require a continued withdrawal of monetary stimulus. In Europe and Japan, inflation remains stubbornly low with little sign of acceleration. These divergent paths for inflation imply that policy will tighten further in countries with rising inflation, but the extent to which these moves in short-term rates are translated up the yield curve risks being capped by ongoing quantitative easing programs in Europe and Japan.

In Canada, we expect growth of 2.3% in 2018, a noticeable slowdown from the nearly 3% pace set in 2017. This slower performance nevertheless represents a very solid and broad-based expansion of activity, as the rate of potential output growth remains 1.6%. The economy will move further into excess demand in 2018, leading to more inflationary pressure and likely higher interest rates.

Growth in the U.S. is expected to mildly outpace that in Canada. As in Canada, the labour market remains strong and, in conjunction with high household wealth, is supporting consumption. Capital spending is forecast to remain upbeat as the industrial rebound broadens, and capacity pressures necessitate an increase in productive capacity. As confirmation, tracking shows orders of capital goods in the U.S. are at their highest level in 5 years.

A strong acceleration in growth is anticipated in the Pacific Alliance countries. This is most evident in Peru, Chile and Colombia, where a combination of higher commodity prices and political developments is expected to lead to higher business confidence, investment, and infrastructure spending. In Mexico, the upcoming Presidential election and NAFTA negotiations are weighing on the outlook, but growth is nevertheless expected to accelerate in 2018 owing to strong household spending and rising investment. For Mexico, as in Canada, the strength in the U.S. and the rest of the world is proving to be a powerful offset against trade-related uncertainties.

Though fundamentals remain strong, a number of risks cloud the outlook, including the ongoing NAFTA negotiations and U.S. trade actions more generally, and heightened volatility in financial markets.

Scotiabank First Quarter Report 2018    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at January 31, 2018	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares(2)		$15,677		$0.82		1,197,999	n/a
Preferred shares
Preferred shares Series 18(3)(4)		187		0.209375		7,498	Series 19
Preferred shares Series 19(3)(4)		158		0.181788		6,302	Series 18
Preferred shares Series 20(3)(4)		201		0.225625		8,039	Series 21
Preferred shares Series 21(3)(4)		149		0.160212		5,961	Series 20
Preferred shares Series 22(3)(4)		234		0.239375		9,377	Series 23
Preferred shares Series 23(3)(4)		66		0.171308		2,623	Series 22
Preferred shares Series 30(3)(4)		154		0.113750		6,143	Series 31
Preferred shares Series 31(3)(4)		111		0.117062		4,457	Series 30
Preferred shares Series 32(3)(4)		279		0.128938		11,162	Series 33
Preferred shares Series 33(3)(4)		130		0.138021		5,184	Series 32
Preferred shares Series 34(3)(4)(5)		350		0.343750		14,000	Series 35
Preferred shares Series 36(3)(4)(5)		500		0.343750		20,000	Series 37
Preferred shares Series 38(3)(4)(5)		500		0.303125		20,000	Series 39

Additional Tier 1 securities	Amount ($ millions)		Distribution		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(6)		$750		28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(6)		650		39.01		7.802	650
Subordinated additional Tier 1 capital securities (NVCC)(5)	US$	1,250	US$	23.25		4.650	1,250

NVCC Subordinated debentures(5)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)(7)							15,452
(1)	Dividends declared as at February 27, 2018.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at February 16, 2018, the number of outstanding common shares and options were 1,198,000 thousand and 15,452 thousand, respectively. The Board of Directors, at its meeting on February 26, 2018, approved a dividend of 82 cents per share payable to shareholders of record as of April 3, 2018 on April 26, 2018.
(3)	These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2017 Annual Report for further details.
(4)	These preferred shares have conversion features. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2017 Annual Report for further details.
(5)	These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2017 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 20), NVCC Subordinated additional Tier 1 capital securities (Note 23) and NVCC Preferred Shares (Note 23). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at January 31, 2018 would be 1,716 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.
(6)	These securities have exchange features. Refer to Table 26 in the Bank’s 2017 Annual Report for further details.
(7)	Included are 5,900 stock options with tandem stock appreciation rights (Tandem SAR) features.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the Bank’s consolidated financial statements in the 2017 Annual Report.

34    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited)

36	Condensed Interim Consolidated Financial Statements
41	Notes to the Condensed Interim Consolidated Financial Statements
	41	Note 1 - Reporting entity
	41	Note 2 - Basis of preparation
	41	Note 3 - Significant accounting policies
	46	Note 4 - Transition to IFRS 9
	48	Note 5 - Future accounting developments
	48	Note 6 - Cash and deposits with financial institutions
	48	Note 7 - Investment securities
	49	Note 8 - Loans, impaired loans and allowance for credit losses
	53	Note 9 - Derecognition of financial assets
	54	Note 10 - Investments in associates
	55	Note 11 - Deposits

55	Note 12 - Capital and financing transactions
56	Note 13 - Capital management
56	Note 14 - Share-based payments
56	Note 15 - Employee benefits
56	Note 16 - Operating segments
58	Note 17 - Interest income
58	Note 18 - Non-interest income
58	Note 19 - Trading revenues
59	Note 20 - Earnings per share
59	Note 21 - Financial instruments
65	Note 22 - Corporate income taxes
65	Note 23 - Business combinations
65	Note 24 - Events after the Consolidated Statement of Financial Position date

Scotiabank First Quarter Report 2018    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2018	(1)	October 31 2017
Assets
Cash and deposits with financial institutions	6	$57,365		$59,663
Precious metals		5,471		5,717
Trading assets
Securities		87,377		78,652
Loans		16,726		17,312
Other		1,561		2,500
		105,664		98,464
Financial instruments designated at fair value through profit or loss		14		13
Securities purchased under resale agreements and securities borrowed		88,648		95,319
Derivative financial instruments		36,847		35,364
Investment securities	7	75,148		69,269
Loans
Residential mortgages	8(a)	239,419		236,916
Personal and credit cards	8(a)	104,182		103,331
Business and government	8(a)	164,413		168,449
		508,014		508,696
Allowance for credit losses	8(c)	4,817		4,327
		503,197		504,369
Other
Customers’ liability under acceptances, net of allowance		16,380		13,560
Property and equipment		2,314		2,381
Investments in associates	10	4,518		4,586
Goodwill and other intangible assets		12,049		12,106
Deferred tax assets		1,738		1,713
Other assets		13,799		12,749
		50,798		47,095
Total assets		$923,152		$915,273
Liabilities
Deposits
Personal	11	$200,727		$200,030
Business and government	11	390,258		384,988
Financial institutions	11	44,852		40,349
		635,837		625,367
Financial instruments designated at fair value through profit or loss		5,045		4,663
Other
Acceptances		16,398		13,560
Obligations related to securities sold short		32,893		30,766
Derivative financial instruments		37,741		34,200
Obligations related to securities sold under repurchase agreements and securities lent		90,931		95,843
Subordinated debentures	12	5,701		5,935
Other liabilities		37,419		43,314
		221,083		223,618
Total liabilities		861,965		853,648
Equity
Common equity
Common shares	12	15,677		15,644
Retained earnings		38,704		38,117
Accumulated other comprehensive income		588		1,577
Other reserves		112		116
Total common equity		55,081		55,454
Preferred shares and other equity instruments		4,579		4,579
Total equity attributable to equity holders of the Bank		59,660		60,033
Non-controlling interests in subsidiaries		1,527		1,592
Total equity		61,187		61,625
Total liabilities and equity		$923,152		$915,273
(1)	The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2018	October 31 2017	January 31 2017
Revenue Interest income(1)
Loans		$5,803	$5,628	$5,246
Securities		399	363	333
Securities purchased under resale agreements and securities borrowed		98	86	55
Deposits with financial institutions		181	170	94
	17	6,481	6,247	5,728
Interest expense
Deposits		2,256	2,173	1,849
Subordinated debentures		52	51	58
Other		237	192	178
		2,545	2,416	2,085
Net interest income		3,936	3,831	3,643
Non-interest income(1)
Banking	18	981	957	973
Wealth management	18	831	775	843
Underwriting and other advisory		148	165	143
Non-trading foreign exchange		148	136	142
Trading revenues(2)	19	387	137	452
Net gain on sale of investment securities		35	129	80
Net income from investments in associated corporations		110	97	99
Insurance underwriting income, net of claims		169	150	162
Other fees and commissions(2)		204	256	215
Other(2)		139	179	116
		3,152	2,981	3,225
Total revenue		7,088	6,812	6,868
Provision for credit losses(1)		544	536	553
		6,544	6,276	6,315
Non-interest expenses
Salaries and employee benefits		1,702	1,809	1,879
Premises and technology		609	621	594
Depreciation and amortization		199	195	187
Communications		105	108	113
Advertising and business development		129	176	128
Professional		186	252	158
Business and capital taxes		123	98	111
Other		445	409	519
		3,498	3,668	3,689
Income before taxes		3,046	2,608	2,626
Income tax expense	22	709	538	617
Net income		$2,337	$2,070	$2,009
Net income attributable to non-controlling interests in subsidiaries		58	55	61
Net income attributable to equity holders of the Bank		$2,279	$2,015	$1,948
Preferred shareholders and other equity instrument holders		30	29	39
Common shareholders		$2,249	$1,986	$1,909
Earnings per common share (in dollars)
Basic	20	$1.88	$1.66	$1.58
Diluted	20	1.86	1.64	1.57
Dividends paid per common share (in dollars)		0.79	0.79	0.74
(1)	The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Prior period amounts have been reclassified to conform with current period presentation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2018    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2018	October 31 2017	January 31 2017
Net income	$2,337	$2,070	$2,009
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,510)	1,402	(1,577)
Net gains (losses) on hedges of net investments in foreign operations	670	(462)	520
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(9)	15	(14)
Net gains (losses) on hedges of net investments in foreign operations	179	(122)	127
	(1,010)	1,047	(1,170)
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)(1):
Net unrealized gains (losses) on available-for-sale securities	n/a	83	(389)
Reclassification of net (gains) losses to net income(2)	n/a	(113)	322
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	n/a	16	(96)
Reclassification of net (gains) losses to net income	n/a	(24)	78
	n/a	(22)	(49)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income(1):
Net gains (losses) in fair value	(305)	n/a	n/a
Reclassification of net (gains) losses to net income	177	n/a	n/a
Income tax expense (benefit):
Net gains (losses) on debt instruments measured at fair value through other comprehensive income	(70)	n/a	n/a
Reclassification of net (gains) losses to net income	50	n/a	n/a
	(108)	n/a	n/a
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	201	731	(911)
Reclassification of net (gains) losses to net income	(295)	(754)	752
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	55	194	(241)
Reclassification of net (gains) losses to net income	(79)	(199)	198
	(70)	(18)	(116)
Other comprehensive income (loss) from investments in associates	13	19	1
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	84	49	910
Income tax expense (benefit)	25	9	244
	59	40	666
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income(1):
Net gains in fair value	99	n/a	n/a
Income tax expense (benefit)	15	n/a	n/a
	84	n/a	n/a
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(7)	(10)	(3)
Income tax expense (benefit)	(2)	(2)	(1)
	(5)	(8)	(2)
Other comprehensive income (loss) from investments in associates	(4)	5	1
Other comprehensive income (loss)	(1,041)	1,063	(669)
Comprehensive income	$1,296	$3,133	$1,340
Comprehensive income attributable to non-controlling interests	57	107	43
Comprehensive income attributable to equity holders of the Bank	1,239	3,026	1,297
Preferred shareholders and other equity instrument holders	30	29	39
Common shareholders	$1,209	$2,997	$1,258
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Includes amounts related to qualifying hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves(3)	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as reported October 31, 2017	$15,644	$38,117	$1,861	$(46)	$–	$–	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592	$61,625
Cumulative effect of adopting IFRS 9(4)	–	(564)	–	46	184	(179)	–	–	–	(513)	–	(513)	(97)	(610)
Restated balance as at November 1, 2017	15,644	37,553	1,861	–	184	(179)	235	(473)	116	54,941	4,579	59,520	1,495	61,015
Net income	–	2,249	–	–	–	–	–	–	–	2,249	30	2,279	58	2,337
Other comprehensive income (loss)	–	–	(1,006)	–	(108)	83	(71)	62	–	(1,040)	–	(1,040)	(1)	(1,041)
Total comprehensive income	$–	$2,249	$(1,006)	$–	$(108)	$83	$(71)	$62	$–	$1,209	$30	$1,239	$57	$1,296
Shares issued	62	–	–	–	–	–	–	–	(8)	54	–	54	–	54
Shares repurchased/redeemed	(29)	(149)	–	–	–	–	–	–	–	(178)	–	(178)	–	(178)
Dividends and distributions paid to equity holders	–	(949)	–	–	–	–	–	–	–	(949)	(30)	(979)	(25)	(1,004)
Share-based payments	–	–	–	–	–	–	–	–	4	4	–	4	–	4
Other	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Balance as at January 31, 2018	$15,677	$38,704	$855	$–	$76	$(96)	$164	$(411)	$112	$55,081	$4,579	$59,660	$1,527	$61,187

Balance as at November 1, 2016	$15,513	$34,752	$3,055	$14	$–	$–	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570	$57,821
Net income	–	1,909	–	–	–	–	–	–	–	1,909	39	1,948	61	2,009
Other comprehensive income (loss)	–	–	(1,151)	(49)	–	–	(117)	666	–	(651)	–	(651)	(18)	(669)
Total comprehensive income	$–	$1,909	$(1,151)	$(49)	$–	$–	$(117)	$666	$–	$1,258	$39	$1,297	$43	$1,340
Shares issued	138	–	–	–	–	–	–	–	(18)	120	–	120	–	120
Shares repurchased/redeemed	(26)	(112)	–	–	–	–	–	–	–	(138)	(345)	(483)	–	(483)
Dividends and distributions paid to equity holders	–	(895)	–	–	–	–	–	–	–	(895)	(39)	(934)	(36)	(970)
Share-based payments	–	–	–	–	–	–	–	–	5	5	–	5	–	5
Other	–	(1)	–	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Balance as at January 31, 2017	$15,625	$35,653	$1,904	$(35)	$–	$–	$147	$(427)	$139	$53,006	$3,249	$56,255	$1,577	$57,832
(1)	Includes undistributed retained earnings of $58 (January 31, 2017 – $61) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 14).
(4)	Refer to Note 4.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2018    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2018(1)	January 31 2017
Cash flows from operating activities
Net income	$2,337	$ 2,009
Adjustment for:
Net interest income	(3,936)	(3,643)
Depreciation and amortization	199	187
Provision for credit losses	544	553
Equity-settled share-based payment expense	4	5
Net gain on sale of investment securities	(35)	(80)
Net income from investments in associated corporations	(110)	(99)
Income tax expense	709	617
Changes in operating assets and liabilities:
Trading assets	(8,315)	114
Securities purchased under resale agreements and securities borrowed	4,493	(7,270)
Loans	(6,378)	(3,695)
Deposits	22,505	3,724
Obligations related to securities sold short	2,271	3,461
Obligations related to securities sold under repurchase agreements and securities lent	(2,031)	6,082
Net derivative financial instruments	3,022	2,936
Other, net(2)	(9,844)	(1,878)
Dividends received	81	139
Interest received	6,516	5,675
Interest paid	(2,741)	(2,238)
Income tax paid	(613)	(563)
Net cash from/(used in) operating activities	8,678	6,036
Cash flows from investing activities
Interest-bearing deposits with financial institutions	435	(2,143)
Purchase of investment securities	(26,550)	(17,445)
Proceeds from sale and maturity of investment securities	18,724	15,706
Property and equipment, net of disposals	(24)	175
Other, net	(115)	19
Net cash from/(used in) investing activities	(7,530)	(3,688)
Cash flows from financing activities
Redemption/repayment of subordinated debentures	(112)	–
Proceeds from common shares issued	62	138
Redemption of preferred shares	–	(345)
Common shares purchased for cancellation	(178)	(138)
Cash dividends paid	(979)	(934)
Distributions to non-controlling interests	(25)	(36)
Other, net(2)	267	278
Net cash from/(used in) financing activities	(965)	(1,037)
Effect of exchange rate changes on cash and cash equivalents	(176)	(193)
Net change in cash and cash equivalents	7	1,118
Cash and cash equivalents at beginning of period(3)	7,825	6,855
Cash and cash equivalents at end of period(3)	$7,832	$7,973
(1)	The amounts for the period ended January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Prior period amounts have been restated to conform with current period presentation.
(3)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

40    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2017.

The condensed interim consolidated financial statements for the quarter ended January 31, 2018 have been approved by the Board of Directors for issue on February 27, 2018.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities (applicable prior to November 1, 2017)

•	Equity instruments designated at fair value through other comprehensive income (effective November 1, 2017)

•	Debt instruments measured at fair value through other comprehensive income (effective November 1, 2017)

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2017. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2017 as described in Note 3 of the Bank’s consolidated financial statements in the 2017 Annual Report, except for changes to the accounting for financial instruments resulting from the adoption of IFRS 9, Financial Instruments (IFRS 9). IFRS 9 has resulted in changes in accounting policies related to the classification and measurement and impairment of financial assets. There are no significant changes in accounting policies for financial liabilities, derivative instruments and derecognition of financial assets and liabilities. As permitted by IFRS 9, the Bank had early adopted the own credit risk provision of IFRS 9 effective November 1, 2014, which requires the Bank to recognize fair value changes resulting from changes in the Bank’s own credit risk, for financial liabilities designated at fair value through profit or loss, in other comprehensive income. Changes in accounting policies resulting from the adoption of IFRS 9 as of November 1, 2017 are described below:

Classification & Measurement of Financial Assets

Recognition and initial measurement

The Bank on the date of origination or purchase recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of consideration paid. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Scotiabank First Quarter Report 2018    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.

Financial assets include both debt and equity instruments.

Debt instruments

Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

•	Amortized cost;

•	Fair value through other comprehensive income (FVOCI); or

•	Fair value through profit or loss (FVTPL) for trading related assets

Classification of debt instruments is determined based on:

(i) the business model under which the asset is held; and

(ii) the contractual cash flow characteristics of the instrument

Business model assessment

Business model assessment involves determining whether financial assets are managed in order to generate cash flows from collection of contractual cash flows, selling financial assets or both. The Bank assesses business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of business model the Bank takes into consideration the following factors:

•	how the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;

•	the risks that affect the performance of assets held within a business model and how those risks are managed;

•	whether the assets held for trading purposes i.e., assets that the Bank acquires or incurs principally for the purpose of selling or repurchasing in the near term, or holds as part of a portfolio that is managed together for short-term profit or position taking;

•	how compensation is determined for the Bank’s business lines’ management that manages the assets; and

•	the frequency and volume of sales in prior periods and expectations about future sales activity.

Cash flow characteristics assessment

The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instruments due to repayments.

Interest is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), as well as a profit margin.

In performing this assessment, the Bank takes into consideration contractual features that could change the amount or timing of contractual cash flows, such that the cash flows are no longer consistent with a basic lending arrangement. If the Bank identifies any contractual features that could modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. Amortization is included in Interest income in the Consolidated Statement of Income.

Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the statement of financial position.

Debt instruments measured at FVOCI

Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive Income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship any changes in fair value due to changes in the hedged risk is recognized in Non-interest income in the Consolidated Statement of Income. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in Non-interest income in the Consolidated Statement of Income on an average cost basis. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.

Impairment on debt instruments measured at FVOCI is calculated using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the statement of financial position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortised cost is recognised in OCI with a corresponding charge to Provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognised in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.

42    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Debt instruments measured at FVTPL

Debt instruments measured at FVTPL include assets held for trading purposes, assets held as part of a portfolio managed on a fair value basis and assets whose cash flows do not represent payments that are solely payments of principal and interest. These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Realized and unrealized gains and losses are recognized as part of Non-interest income in the Consolidated Statement of Income.

Equity instruments

Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase.

For equity instruments measured at FVTPL, changes in fair value are recognized as part of Non-interest income in the Consolidated Statement of Income.

The Bank can elect to classify non-trading equity instruments at FVOCI. This election will be used for certain equity investments for strategic or longer term investment purposes. The FVOCI election is made upon initial recognition, on an instrument-by-instrument basis and once made is irrevocable. Gains and losses on these instruments including when derecognized/sold are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.

Financial assets and liabilities designated at FVTPL

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition.

Financial assets are designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Financial liabilities are designated at FVTPL when one of the following criteria is met:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or

•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. For assets designated at FVTPL, changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income. For liabilities designated at fair value through profit or loss, all changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value of liabilities due to changes in the Bank’s own credit risk, which are recognized in OCI, are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.

Impairment

Scope

The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;

•	Debt securities classified as at FVOCI;

•	Off-balance sheet loan commitments; and

•	Financial guarantee contracts.

Financial assets migrate through three stages based on the change in credit risk since initial recognition.

Expected credit loss impairment model

The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.

This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•	Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a probability of default corresponding to remaining term to maturity is used.

•	Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the probability of default over the remaining estimated life of the financial instrument.

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.

Scotiabank First Quarter Report 2018    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Measurement of expected credit loss

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

•	PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

•	EAD – The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•	LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking information

The measurement of expected credit losses for each stage and the assessment of significant increases in credit risk considers information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgement.

Macroeconomic factors

In its models, the Bank relies on a broad range of forward looking information as economic inputs, such as: GDP growth, unemployment rates, central bank base rates, and house price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgement.

Multiple forward-looking scenarios

The Bank determines allowance for credit losses using three probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information in order to achieve an unbiased measure of the scenarios used. The Bank prepares the scenarios using forecasts generated by Scotia Economics (SE). The forecasts are created using internal and external models/data which are then modified by SE as necessary to formulate a ‘base case’ view of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves developing two additional economic scenarios and considering the relative probabilities of each outcome.

The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables, credit risk and credit losses.

Assessment of significant increase in credit risk (SIR)

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macro-economic factors.

The common assessments for SIR on retail and non-retail portfolios include macroeconomic outlook, management judgement, and delinquency and monitoring. Forward looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.

Retail portfolio – For retail exposures, a significant increase in credit risk cannot be assessed using forward looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually, unless there is a significant change in credit risk management practices in which case the review is brought forward.

Non-retail portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e macroeconomic) forward looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Expected life

When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.

44    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;

•	Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.

Modified financial assets

If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the financial asset should be derecognized. Where the modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where modification results in derecognition, the modified financial asset is considered to be a new asset.

Definition of default

The Bank considers a financial instrument to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;

•	default or delinquency in interest or principal payments;

•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;

•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, with the exception of credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Write-off policy

The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. Credit card receivables 180 days past due, are written-off. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. As a result no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit Impaired (PCI) loans.

Purchased performing loans are reflected in Stage 1 and will follow the same accounting as other performing loans. They will be subject to a 12-month allowance for credit losses at the end of the first reporting period after acquisition date which is recorded as provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into interest income over the life of these loans.

PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.

Hedge accounting

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. The hedge accounting policy is described in Note 3 of the Bank’s consolidated financial statements in the 2017 Annual Report.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Transition to IFRS 9

(a)	Reconciliation of IAS 39 to IFRS 9

The following table provides the impact from the transition to IFRS 9 on the Consolidated Statement of Financial Position at transition date, November 1, 2017. The impact consists of reclassification and remeasurement.

Reclassification:

These adjustments reflect the movement of balances between categories on the Consolidated Statement of Financial Position with no impact to shareholders’ equity. There is no change to the carrying value of the balances as a result of the reclassification.

Remeasurement:

These adjustments, which include expected credit loss, result in a change to the carrying value of the item on the Statement of Financial Position with an impact to shareholders’ equity net of tax.

		IAS 39	IAS 39			IFRS 9	IFRS 9
As at November 1, 2017 ($ millions)	Note	Measurement basis	Carrying amount	Reclassification	Remeasurement	Carrying amount	Measurement basis	IFRS 9
Assets
Cash and deposits with financial institutions		Amortized cost	$59,663	$–	$(3)	$59,660	Amortized cost	Cash and deposits with financial institutions	*
Precious metals		FVTPL	5,717	–	–	5,717	FVTPL	Precious metals
Trading Assets								Trading assets
Debt securities	[1]	FVTPL	39,333	76	–	39,409	FVTPL	Debt securities
Equity securities		FVTPL	39,319	–	–	39,319	FVTPL	Equity securities
Loans	[3]	FVTPL	17,312	660	1	17,973	FVTPL	Loans
Other		FVTPL	2,500	–	–	2,500	FVTPL	Other
			98,464	736	1	99,201
Financial assets designated at FVTPL								Financial assets designated at FVTPL
Debt securities		FVTPL (Designated)	13	–	–	13	FVTPL (Designated)	Debt securities
Securities purchased under resale agreements and securities borrowed		Amortized cost	95,319	–	–	95,319	Amortized cost	Securities purchased under resale agreements and securities borrowed	*
Derivative financial instruments	[3]	FVTPL	35,364	(2)	–	35,362		Derivative financial instruments
Investment securities								Investment securities
Debt securities	[1,5],8	Amortized cost	18,765	4,205	118	23,088	Amortized cost	Debt securities	*
Debt securities	[1]	FVOCI	49,193	(4,281)	–	44,912	FVOCI	Debt securities
Equity securities	[2]	FVOCI	1,311	(301)	–	1,010	FVOCI	Equity securities
Equity securities	[2]	FVOCI	–	301	–	301	FVTPL	Equity securities
			69,269	(76)	118	69,311
Loans								Loans
Residential mortgages	[3,4]	Loans & receivables	236,916	(33)	(134)	236,749	Amortized cost	Residential mortgages
Personal and credit cards	[4]	Loans & receivables	103,331	–	2	103,333	Amortized cost	Personal and credit cards
Business and government	[3]	Loans & receivables	168,449	(623)	–	167,826	Amortized cost	Business and government
			508,696	(656)	(132)	507,908
Allowance for credit loss	[5]	Loans & receivables	(4,327)	–	(593)	(4,920)	Amortized cost	Allowance for credit loss
Other								Other
Customers’ liability under acceptances	[5]	Amortized cost	13,560	–	(16)	13,544	Amortized cost	Customer’s liability under acceptances	*
Property and equipment			2,381	–	–	2,381		Property and equipment
Investment in associates	[5]		4,586	–	(184)	4,402		Investment in associates
Goodwill and other intangible assets			12,106	–	–	12,106		Goodwill and other intangible assets
Deferred tax assets	[1,6]		1,713	–	50	1,763		Deferred tax assets
Other assets	[5]		12,749	–	(2)	12,747		Other assets
			47,095	–	(152)	46,943
Total assets			915,273	2	(761)	914,514

46    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

		IAS 39	IAS 39			IFRS 9	IFRS 9
As at November 1, 2017 ($ millions)	Note	Measurement basis	Carrying amount	Reclassification	Remeasurement	Carrying amount	Measurement basis	IFRS 9
Liabilities
Deposits		Amortized cost	625,367	–	–	625,367	Amortized cost	Deposits
Financial instruments designated at fair value through profit or loss		FVTPL	4,663	–	–	4,663	FVTPL	Financial instruments designated at fair value through profit or loss
Other								Other
Acceptances		Amortized cost	13,560	–	–	13,560	Amortized cost	Acceptances
Obligations related to securities sold short		Amortized cost	30,766	–	–	30,766	Amortized cost	Obligations related to securities sold short
Derivative financial instruments	[3]	FVTPL	34,200	(2)	–	34,198	FVTPL	Derivative financial instruments
Obligations related to securities sold under repurchase agreements and securities lent		Amortized cost	95,843	–	–	95,843	Amortized cost	Obligations related to securities sold under repurchase agreements and securities lent
Subordinated debentures		Amortized cost	5,935	–	–	5,935	Amortized cost	Subordinated debentures
Other liabilities	[7]		43,314	4	(151)	43,167		Other liabilities
Total liabilities			853,648	2	(151)	853,499
Equity
Common equity								Common equity
Common shares			15,644	–	–	15,644		Common shares
Retained earnings	[1,2]		38,117	49	(613)	37,553		Retained earnings
Accumulated other comprehensive income	[1,2]		1,577	(49)	100	1,628		Accumulated other comprehensive income
Other reserves			116	–	–	116		Other reserves
Total common equity			55,454	–	(513)	54,941		Total common equity
Preferred shares			4,579	–	–	4,579		Preferred shares
Total equity attributable to equity holders to the Bank			60,033	–	(513)	59,520		Total equity attributable to equity holders to the Bank
Non-controlling interests in subsidiaries			1,592	–	(97)	1,495		Non-controlling interests in subsidiaries
			61,625	–	(610)	61,015
Total liabilities and equity			915,273	2	(761)	914,514
*	Net of applicable allowance for credit losses.
(1)	AFS Debt instruments of $4,281 measured at fair value through other comprehensive income (FVOCI) were reclassified to amortized cost in the amount of $4,205 and $76 to fair value through profit or loss (FVTPL). The reclassifications were due to the business model being “held-to-collect” and the cash flows that did not represent payments that are solely payments of principal and interest (SPPI).
The reclassification of debt instruments to amortized cost resulted in remeasurement of $118 with an offset to other comprehensive income (AOCI) and deferred tax assets.
The reclassification of AOCI to retained earnings related to FVTPL classification.
(2)	AFS Equity instruments of $301 previously fair valued through OCI are now classified as FVTPL, which resulted in reclassification of AOCI to retained earnings.
(3)	Certain precious metal loans of $627 and the related derivatives that failed the SPPI test, and $33 of residential mortgages were reclassified to trading to reflect the business model.
(4)	Adjustments to certain balances against allowance for credit losses.
(5)	Expected credit loss on financial assets and the Bank’s share of associated corporations.
(6)	The increase in deferred tax assets relates to the impact of the IFRS 9 related adjustments to retained earnings.
(7)	The decrease in remeasurement of $151 is comprised of a reduction in deferred tax liabilities of $129, a net decrease of $22 which includes allowance for credit losses related to undrawn commitments, letters of credit and letters of guarantee.
(8)	Debt securities managed under a business model of held-to-collect were reclassified from available-for-sale to amortized cost. As of January 31, 2018, the fair value of these securities was $4,070. For the period ended January 31, 2018, $49 of losses would have been recognized in other comprehensive income if the securities had not been reclassified.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Reconciliation of impairment allowance balance from IAS 39 to IFRS 9

The following table reconciles the closing impairment loss allowance for financial assets in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at October 31, 2017 to the opening allowance for credit losses as at November 1, 2017.

($ millions)	Impairment allowance under IAS 39 as at October 31, 2017	Remeasurement	Impairment allowance under IFRS 9 as at November 1, 2017
Loans and acceptances(1)	$4,327	$611	$4,938
Investment securities (Debt) at amortized cost	–	1	1
Investment securities (Debt) at FVOCI(2)	–	13	13
Deposits with financial institutions	–	3	3
Off-balance sheet credit risks(3)	120	(36)	84
Total	$4,447	$592	$5,039
(1)	The remeasurement impact of $611 is comprised of loans $593, acceptances $16 and accrued interest of $2.
(2)	The allowance for credit losses of $13 is recorded in accumulated other comprehensive income. These debt securities remain at fair value on the balance sheet.
(3)	Off-balance sheet credit risks include credit risks such as undrawn lending commitments, letters of credit and letters of guarantee.

5.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2017 Annual Report.

6.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2018		October 31 2017
Cash and non-interest-bearing deposits with financial institutions	$7,832		$7,825
Interest-bearing deposits with financial institutions	49,533		51,838
Total	$57,365	(1)	$59,663
(1)	Net of impairment allowances of $2.

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,448 million (October 31, 2017 – $7,282 million).

7.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	January 31 2018(1)	October 31 2017
Debt investment securities measured at FVOCI	$52,408	$	n/a
Debt investment securities measured at amortized cost	21,234		n/a
Equity investment securities designated at FVOCI	1,113		n/a
Equity investment securities measured at FVTPL	393		n/a
Available-for-sale investment securities	n/a		50,504
Held-to-maturity investment securities	n/a		18,765
Total investment securities	$75,148		$69,269
(1)	The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at January 31, 2018 ($ millions)	Cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,475	$80	$71	$12,484
Canadian provincial and municipal debt	3,922	6	56	3,872
U.S. treasury and other U.S. agency debt	11,292	1	133	11,160
Other foreign government debt	19,865	55	57	19,863
Other debt	5,046	15	32	5,029
Total debt securities measured at FVOCI	$52,600	$157	$349	$52,408
(1)	Balances are net of impairment allowances of $9.

48    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Debt investment securities measured at amortized cost

As at January 31, 2018 ($ millions)	Fair Value	Carrying Value
Canadian federal and provincial government issued or guaranteed debt	$7,046	$7,189
U.S. treasury and other U.S. agency debt	6,311	6,454
Other foreign government debt	889	892
Corporate debt	6,649	6,699
Total debt investment securities measured at amortized cost	$20,895	$21,234
(1)	Balances are net of impairment allowances of $1.

(c)	Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

At November 1, 2017, the Bank designated certain instruments shown in the following table as equity securities as at FVOCI, as these investments are expected to be held for the long-term for strategic purposes. In fiscal 2017 (prior to the transition, i.e. adoption of IFRS 9), these investments were classified as available-for-sale and measured at fair value with changes to carrying value recognized in other comprehensive income.

As at January 31, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$396	$3	$60	$339
Common shares	673	112	11	774
Total equity investment securities designated at FVOCI	$1,069	$115	$71	$1,113

(d)	Available-for-sale investment securities

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2017 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal and provincial government issued or guaranteed debt	$12,069	$119	$95	$12,093
Canadian provincial and municipal debt	4,839	13	29	4,823
U.S. treasury and other U.S. agency debt	6,761	1	90	6,672
Other foreign government debt	19,788	49	34	19,803
Other debt	5,792	34	24	5,802
Preferred shares	397	1	87	311
Common shares	899	164	63	1,000
Total available-for-sale securities	$50,545	$381	$422	$50,504

The net unrealized loss on available-for-sale securities of $41 million increases to a net unrealized loss of $48 million after the impact of qualifying hedges is taken into account. The net unrealized loss on available-for-sale securities is recorded in Accumulated Other Comprehensive Income.

(e)	Held-to-maturity investment securities

An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

As at October 31, 2017 ($ millions)	Fair value	Carrying value
Canadian federal and provincial government issued or guaranteed debt	$5,748	$5,779
U.S. treasury and other U.S. agency debt	3,991	3,993
Other foreign government debt	2,690	2,705
Corporate debt	6,287	6,288
Total held-to-maturity securities	$18,716	$18,765

8.	Loans, impaired loans and allowance for credit losses

(a)	Loans at amortized cost

	IFRS 9			IAS 39
	As at
	January 31, 2018(1)			October 31, 2017
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$239,419	$698	$238,721	$236,916	$551	$236,365
Personal and credit cards	104,182	3,044	101,138	103,331	2,304	101,027
Business and government	164,413	1,075	163,338	168,449	1,472	166,977
Total	$508,014	$4,817	$503,197	$508,696	$4,327	$504,369
(1)	The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Impaired loans(1)(2)(3)

	IFRS 9			IAS 39
	As at
	January 31, 2018(4)			October 31, 2017(3)
($ millions)	Gross impaired loans	Allowance for credit losses	Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,747	$394	$1,353	$1,445	$326	(5)	$1,119
Personal and credit cards	984	598	386	1,610	1,583	(5)	27
Business and government	2,247	698	1,549	1,810	713	(6)	1,097
Total	$4,978	$1,690	$3,288	$4,865	$2,622	(7)	$2,243
By geography:
Canada	$1,033	$419	$614	$1,049	$779		$270
United States	179	30	149	140	40		100
Mexico	330	152	178	303	219		84
Peru	489	273	216	704	402		302
Chile	542	138	404	565	245		320
Colombia	572	142	430	462	261		201
Other international	1,833	536	1,297	1,642	676		966
Total	$4,978	$1,690	$3,288	$4,865	$2,622		$2,243
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2018 was $8 (January 31, 2017 – $4).
(2)	Additional interest income of approximately $86 would have been recorded if the above loans had not been classified as impaired (January 31, 2017 – $89).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico for comparative periods under IAS 39. For the loans where the guarantee has expired, the total amount of loans considered impaired is $60 (October 31, 2017 – $59).
(4)	The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(6)	Allowance for credit losses for business and government loans is individually assessed.
(7)	A portion of the existing allowance for credit losses on impaired loans as at October 31, 2017, was reclassified against performing loans with the adoption of IFRS 9 effective November 1, 2017, to conform with current period presentation.

(c)	Allowance for credit losses

Key inputs and assumptions

The Bank’s allowance calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•	Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages which can result from changes to any of the above inputs and assumptions.

	IFRS 9
($ millions)	Balance as at November 1 2017	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31 2018
Residential mortgages	$717	$20	$(18)	$(21)	$698
Personal and credit cards	3,042	500	(484)	(14)	3,044
Business and government	1,261	30	(100)	(23)	1,168
	$5,020	$550	$(602)	$ (58)	$4,910
Presented as:
Allowance for credit losses on loans	$4,920				$4,817
Allowance for credit losses on acceptances	16				18
Allowance for credit losses on off-balance sheet exposures	84				75

	IFRS 9
Allowances for credit losses on loans	As at January 31, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$105	$199	$394	$698
Personal and credit cards	849	1,597	598	3,044
Business and government	119	258	698	1,075
Total(1)	$1,073	$2,054	$1,690	$4,817
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $106.

50    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	IFRS 9
	As at January 31, 2018
($millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$103	$214	$400	$717
Provision for credit losses
Remeasurement(1)	(22)	2	33	13
Newly originated or purchased financial assets	8	–	–	8
Derecognition of financial assets and maturities	–	(1)	–	(1)
Changes in models and methodologies	–	–	–	–
Transfer to (from):
Stage 1	26	(23)	(3)	–
Stage 2	(8)	24	(16)	–
Stage 3	–	(10)	10	–
Gross write-offs	–	–	(26)	(26)
Recoveries	–	–	8	8
Foreign exchange and other movements	(2)	(7)	(12)	(21)
Balance at end of period(2)	$105	$199	$394	$698
Personal and credit cards
Balance at beginning of period	$841	$1,601	$600	$3,042
Provision for credit losses
Remeasurement(1)	(162)	236	391	465
Newly originated or purchased financial assets	185	–	–	185
Derecognition of financial assets and maturities	(73)	(77)	–	(150)
Changes in models and methodologies	–	–	–	–
Transfer to (from):
Stage 1	178	(175)	(3)	–
Stage 2	(109)	134	(25)	–
Stage 3	(2)	(123)	125	–
Gross write-offs	–	–	(604)	(604)
Recoveries	–	–	120	120
Foreign exchange and other movements	(9)	1	(6)	(14)
Balance at end of period(2)	$849	$1,597	$598	$3,044
Business and government
Balance at beginning of period	$178	$307	$760	$1,245
Provision for credit losses
Remeasurement(1)	(30)	20	54	44
Newly originated or purchased financial assets	56	–	–	56
Derecognition of financial assets and maturities	(29)	(36)	(7)	(72)
Changes in models and methodologies	–	–	–	–
Transfer to (from):
Stage 1	26	(26)	–	–
Stage 2	(37)	37	–	–
Stage 3	(1)	(4)	5	–
Gross write-offs	–	–	(118)	(118)
Recoveries	–	–	18	18
Foreign exchange and other movements	(4)	(9)	(10)	(23)
Balance at end of period including off-balance sheet exposures(2)	$159	$289	$702	$1,150
Less: Allowance for credits losses on off-balance sheet exposures(2)(3)	(40)	(31)	(4)	(75)
Balance at end of period(2)	$119	$258	$698	$1,075
(1)	Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.
(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $8.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)	There are no accumulated credit losses on purchased or originated credit impaired loans.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the allowance for credit losses under IAS 39 as at October 31, 2017.

			IAS 39
	As at and for the twelve months ended October 31, 2017
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency	Balance at end of period
Individual	$894	$(501)	$55	$304	$(39)	$713
Collective	3,498	(2,658)	571	1,952	(8)	3,355
Total before loans acquired under FDIC guarantee	4,392	(3,159)	626	2,256	(47)	4,068
Loans acquired under FDIC guarantee(1)	234	(14)	54	(7)	(8)	259
	$4,626	$(3,173)	$680	$2,249	$(55)	$4,327

Represented by:

As at
($ millions)	October 31 2017
Allowance against impaired loans	$2,622
Allowance against performing loans(2)	1,446
Total before loans acquired under FDIC guarantee	4,068
Loans acquired under FDIC guarantee(1)	259
$4,327
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $625 with the remainder allocated to personal and credit card loans $720 and residential mortgages $101.

(d)	Gross carrying value of exposures by risk rating

	IFRS 9
Residential mortgages	As at January 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total
Very low	$146,577	$337	$–	$146,914
Low	55,025	302	–	55,327
Medium	11,525	816	–	12,341
High	1,674	2,745	–	4,419
Very high	14	1,511	–	1,525
Loans not graded	14,964	2,182	–	17,146
Default	–	–	1,747	1,747
Total	$229,779	$7,893	$1,747	$239,419
Allowance for credit losses	(105)	(199)	(394)	(698)
Carrying amount	$229,674	$7,694	$1,353	$238,721
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

	IFRS 9
Personal and credit cards	As at January 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total
Very low	$31,665	$46	$–	$31,711
Low	26,731	177	–	26,908
Medium	10,910	400	–	11,310
High	8,966	5,091	–	14,057
Very high	110	1,938	–	2,048
Non-graded	14,550	2,614	–	17,164
Default	–	–	984	984
Total	$92,932	$10,266	$984	$104,182
Allowance for credit losses	(849)	(1,597)	(598)	(3,044)
Carrying amount	$92,083	$8,669	$386	$101,138
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

52    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS 9
Business and government loans	As at January 31, 2018
Grade ($ millions)	Stage 1	Stage 2	Stage 3	Total
Investment grade	$76,045	$3,434	$–	$79,479
Non-investment grade	70,721	7,308	–	78,029
Watch list	740	2,423	–	3,163
Non IG graded	1,250	245	–	1,495
Default	–	–	2,247	2,247
Total	148,756	13,410	2,247	164,413
Allowance for credit losses	119	258	698	1,075
Carrying amount	$148,637	$13,152	$1,549	$163,338

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired.

	As at January 31, 2018
($ millions)	31-60 days	61-90 days	91 days and greater(2)	Total
Residential mortgages	$1,089	$532	$–	$1,621
Personal and credit cards	753	422	332	1,507
Business and government	124	69	–	193
Total	$1,966	$1,023	$332	$3,321

	As at October 31, 2017(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,035	$446	$122	$1,603
Personal and credit cards	724	423	75	1,222
Business and government	215	55	187	457
Total	$1,974	$924	$384	$3,282
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Under IFRS 9 all loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due. Prior period amounts have not been restated (refer to Notes 3 and 4).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.

(f)	Loans acquired under FDIC guarantee

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. As at January 31, 2018, the carrying value of loans acquired still under the FDIC guarantee was $1.4 billion (October 2017 – $1.4 billion). A net receivable of $10 million (October 2017 – $106 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position. The remaining guarantee on single family home loans will expire in April 2020.

9.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above program does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

Scotiabank First Quarter Report 2018    53

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2018(1)	October 31 2017(1)
Assets
Carrying value of residential mortgage loans	$18,536	$18,178
Other related assets(2)	2,390	2,293
Liabilities
Carrying value of associated liabilities	19,656	19,278
(1)	The fair value of the transferred assets is $20,941 (October 31, 2017 – $20,580) and the fair value of the associated liabilities is $20,183 (October 31, 2017 – $19,863) for a net position of $758 (October 31, 2017 – $717).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2018(1)	October 31 2017(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$82,364	$86,789
Securities lending agreements	42,390	40,535
Total	124,754	127,324
Carrying value of associated liabilities(3)	$90,931	$95,843
(1)	The fair value of transferred assets is $124,754 (October 31, 2017 – $127,324) and the fair value of the associated liabilities is $90,931 (October 31, 2017 – $95,843) for a net position of $33,823 (October 31, 2017 – $31,481).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

10.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					January 31 2018(1)	October 31 2017
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(2)	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking Financial	49.0%	December 31, 2017	$2,813	$2,789
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Services	20.0%	December 31, 2017	452	542
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	December 31, 2017	727	711
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.1%	December 31, 2017	263	284
Banco del Caribe(5)	Venezuela	Banking	26.6%	December 31, 2017	58	35
(1)	The amounts for the period ended January 31, 2018 reflect the IFRS 9 adjustments made by the Bank to align accounting policies as a result of the Bank’s adoption of the new standard; prior period amounts have not been restated.
(2)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(3)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(4)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2018, these reserves amounted to $58 (October 31, 2017 – $61).
(5)	As at January 31, 2018, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the DICOM exchange rate of 1 USD to 3,346 VEF (October 31, 2017 – 1 USD to 3,345 VEF).

54    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	January 31, 2018						October 31 2017
	Payable on demand(1)		Payable after notice(2)		Payable on a fixed date(3)	Total
($ millions)	Interest- bearing	Non-interest- bearing					Total
Personal	$8,155	$7,126	$119,743		$65,703	$200,727	$200,030
Business and government	78,564	24,273	33,158		254,263	390,258	384,988
Financial institutions	6,293	2,732	2,418		33,409	44,852	40,349
	$93,012	$34,131	$155,319	(4)	$353,375	$635,837	$625,367
Recorded in:
Canada	$74,458	$17,996	$121,345		$236,973	$450,772	$445,487
United States	11,471	144	5,825		41,488	58,928	58,070
United Kingdom	–	–	227		15,243	15,470	12,041
Mexico	9	4,720	6,864		8,617	20,210	19,419
Peru	2,321	876	4,247		7,293	14,737	15,216
Chile	327	2,180	71		9,875	12,453	11,574
Colombia	52	607	3,354		4,166	8,179	7,587
Other International	4,374	7,608	13,386		29,720	55,088	55,973
Total(5)	$93,012	$34,131	$155,319		$353,375	$635,837	$625,367
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $133 (October 31, 2017 – $141) of non-interest-bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $222,309 (October 31, 2017 – $216,018), deposits denominated in Mexican pesos amount to $17,336 (October 31, 2017 – $17,156) and deposits denominated in other foreign currencies amount to $81,787 (October 31, 2017 – $81,283).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2018	$49,423	$20,076	$30,550	$93,433	$16,957	$210,439
As at October 31, 2017	$33,678	$26,579	$31,190	$94,563	$16,073	$202,083
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions

Subordinated debentures

On November 20, 2017, the Bank redeemed all outstanding 3.015% subordinated debentures due November 20, 2037 at their par value of JPY 10 billion plus accrued interest.

Common shares

Normal Course Issuer Bid

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the NCIB will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2018. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

During the quarter ended January 31, 2018, the Bank repurchased and cancelled approximately 2.25 million common shares as part of the NCIB at a volume weighted average price of $79.23 per share for a total amount of $178 million. Approximately 2 million of the common shares purchased were pursuant to a private agreement with an arm’s length third party seller and at a discount to the prevailing market price of the Bank’s common shares on the TSX at the time of the purchases. Under the NCIB, the Bank has cumulatively repurchased and cancelled approximately 6.25 million common shares at an average price of $76.41 per share.

Scotiabank First Quarter Report 2018    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
	January 31, 2018(3)	October 31, 2017
($ millions)	All-in	All-in	Transitional
Capital
Common Equity Tier 1 capital	$42,990	$43,352	$46,051
Net Tier 1 capital	$48,648	$49,473	$50,623
Total regulatory capital	$55,637	$56,113	$57,222
Risk-weighted assets/exposures used in calculation of capital ratios
CET1 risk-weighted assets(1)(2)	$382,248	$376,379	$387,292
Tier 1 risk-weighted assets(1)(2)	$382,248	$376,379	$387,292
Total risk-weighted assets(1)(2)	$382,248	$376,379	$387,292
Leverage exposures	$1,048,763	$1,052,891	$1,053,928
Capital ratios
Common Equity Tier 1 capital ratio	11.2%	11.5%	11.9%
Tier 1 capital ratio	12.7%	13.1%	13.1%
Total capital ratio	14.6%	14.9%	14.8%
Leverage ratio	4.6%	4.7%	4.8%
(1)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.80, 0.83 and 0.86 (0.72, 0.77 and 0.81 as at October 31, 2017) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.
(2)	Since the introduction of Basel II in 2008, OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel I capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I floor is added to RWA. As at January 31, 2018, CET1, Tier 1 and Total Capital RWA include Basel I floor adjustments of $16.4 billion, $16.3 billion and $16.2 billion, respectively ($12.8 billion, $12.6 billion and $12.4 billion, respectively as at October 31, 2017).
(3)	The Transitional approach is no longer applicable effective Q1 2018.

The Bank substantially exceeded the OSFI capital targets as at January 31, 2018. OSFI has prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at January 31, 2018.

14.	Share-based payments

During the first quarter, the Bank granted 988,252 options with an exercise price of $81.81 per option and a weighted average fair value of $7.68 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $4 million for the three months ended January 31, 2018 (January 31, 2017 – $5 million) as a result of equity-classified share-based payment expense.

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2018	January 31 2017	January 31 2018	January 31 2017
Defined benefit service cost(2)	$79	$82	$(193)	$20
Interest on net defined benefit (asset) liability	–	7	13	13
Other	3	3	(2)	(3)
Defined benefit expense	$82	$92	$(182)	$30
Defined contribution expense	$10	$10	n/a	n/a
Increase (Decrease) in other comprehensive income related to employee benefits(3)	$50	$813	$34	$97
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	The service cost for other benefit plans includes a decrease of $203 million related to modifications to the Bank’s post-retirement benefits plan.
(3)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2017 Annual Report. Notable accounting measurement differences are:

•	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

56    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2018(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$1,939	$1,707	$390	$(100)	$3,936
Non-interest income(4)	1,364	997	800	(9)	3,152
Total revenues	3,303	2,704	1,190	(109)	7,088
Provision for credit losses	210	344	(9)	(1)	544
Non-interest expenses	1,605	1,442	572	(121)	3,498
Provision for income taxes	386	193	173	(43)	709
Net income	$1,102	$725	$454	$56	$2,337
Net income attributable to non-controlling interests in subsidiaries	$–	$58	$–	$–	$58
Net income attributable to equity holders of the Bank	$1,102	$667	$454	$56	$2,279
Average assets ($ billions)	$335	$153	$334	$112	$934
Average liabilities ($ billions)	$248	$117	$274	$234	$873
(1)	The amounts for period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4)
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $26 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $133 and Other – $(38).

	For the three months ended October 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,915	$1,667	$351	$(102)	$3,831
Non-interest income(3)	1,350	898	738	(5)	2,981
Total revenues	3,265	2,565	1,089	(107)	6,812
Provision for credit losses	218	310	8	–	536
Non-interest expenses	1,629	1,395	569	75	3,668
Provision for income taxes	351	200	121	(134)	538
Net income	$1,067	$660	$391	$(48)	$2,070
Net income attributable to non-controlling interests in subsidiaries	$–	$55	$–	$–	$55
Net income attributable to equity holders of the Bank	$1,067	$605	$391	$(48)	$2,015
Average assets ($ billions)	$332	$146	$322	$108	$908
Average liabilities ($ billions)	$246	$117	$268	$218	$849
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $81 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $16; International Banking – $115 and Other – $(34).

	For the three months ended January 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,809	$1,611	$323	$(100)	$3,643
Non-interest income(3)	1,377	975	892	(19)	3,225
Total revenues	3,186	2,586	1,215	(119)	6,868
Provision for credit losses	235	310	8	–	553
Non-interest expenses	1,629	1,430	560	70	3,689
Provision for income taxes	341	209	178	(111)	617
Net income	$981	$637	$469	$(78)	$2,009
Net income attributable to non-controlling interests in subsidiaries	$–	$61	$–	$–	$61
Net income attributable to equity holders of the Bank	$981	$576	$469	$(78)	$1,948
Average assets ($ billions)	$316	$143	$346	$107	$912
Average liabilities ($ billions)	$242	$109	$268	$235	$854
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $47 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $13; International Banking – $119 and Other – $(33).

Scotiabank First Quarter Report 2018    57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest income

The following table presents details of interest income from financial assets.

For the three months ended
($ millions)	January 31 2018
Financial assets
Loans at amortized cost	$5,803
Securities
Amortized cost	90
FVOCI	274
Other	35
Securities	399
Securities purchased under resale agreements and securities borrowed not at FVTPL	98
Deposits with financial institutions	181
Interest income	$6,481

18.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended
($ millions)	January 31 2018	October 31 2017	January 31 2017
Banking
Card revenues	$404	$376	$384
Deposit and payment services	337	328	327
Credit fees	285	279	287
Other	115	121	125
	1,141	1,104	1,123
Banking fee related expenses	160	147	150
Total banking	$981	$957	$973
Wealth management
Mutual funds	$438	$408	$408
Brokerage fees	223	206	271
Investment management and trust	170	161	164
Total wealth management	$831	$775	$843

19.	Trading revenues

The following table presents details of trading revenues.

	For the three months ended
($ millions)	January 31 2018	October 31 2017(1)	January 31 2017(1)
Interest rate and credit	$100	$39	$215
Equities	95	(10)	33
Commodities	72	60	95
Foreign exchange	83	62	73
Other	37	(13)	36
Total	$387	$138	$452
(1)	Certain comparative amounts have been restated to conform with current period presentation.

58    Scotiabank First Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.	Earnings per share

	For the three months ended
($ millions)	January 31 2018(1)	October 31 2017	January 31 2017
Basic earnings per common share
Net income attributable to common shareholders	$2,249	$1,986	$1,909
Weighted average number of common shares outstanding (millions)	1,199	1,198	1,209
Basic earnings per common share(2) (in dollars)	$1.88	$1.66	$1.58
Diluted earnings per common share
Net income attributable to common shareholders	$2,249	$1,986	$1,909
Adjustments to net income due to share-based payment options and others(3)	13	8	19
Net income attributable to common shareholders (diluted)	$2,262	$1,994	$1,928
Weighted average number of common shares outstanding (millions)	1,199	1,198	1,209
Adjustments to average shares due to share-based payment options and others(3) (millions)	16	17	20
Weighted average number of diluted common shares outstanding (millions)	1,215	1,215	1,229
Diluted earnings per common share(2) (in dollars)	$1.86	$1.64	$1.57
(1)	The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)	Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

21.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2017.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal-Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	January 31, 2018			October 31 2017
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$344,956	$58,976	$403,932	$402,377
Undrawn commitments	77,557	5,354	82,911	84,893
Other exposures(4)	97,701	3,107	100,808	102,373
Total non-retail	$520,214	$67,437	$587,651	$589,643
Retail
Drawn(5)	$178,349	$69,680	$248,029	$244,669
Undrawn commitments	44,998	–	44,998	44,101
Total retail	$223,347	$69,680	$293,027	$288,770
Total	$743,561	$137,117	$880,678	$878,413
(1)	After credit risk mitigation and excludes investment securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and investment securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Scotiabank First Quarter Report 2018    59

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2017.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2018, 48% (October 31, 2017 – 49%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 53% (October 31, 2017 – 51%).

Retail standardized portfolio

The retail standardized portfolio of $70 billion as at January 31, 2018 (October 31, 2017 – $70 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $34 billion (October 31, 2017 – $34 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	January 31, 2018						October 31, 2017		January 31, 2017
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$(107)	$44	$(63)	$(418)	$(409)	$(827)	$64	$(354)	$22	$(721)
-100 bps	107	(47)	60	260	435	695	(67)	183	(26)	593

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at January 31, 2018, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $59 million (October 31, 2017 – $58 million; January 31, 2017 – $62 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A similar change in the Canadian dollar as at January 31, 2018, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $334 million (October 31, 2017 – $345 million; January 31, 2017 – $326 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	January 31, 2018			January 31 2018	October 31 2017	January 31 2017
($ millions)	Average	High	Low
Credit spread plus interest rate	$12.4	$16.5	$9.8	$14.4	$10.1	$9.8
Credit spread	8.2	10.5	5.9	9.0	6.9	6.8
Interest rate	9.7	12.1	7.4	11.5	8.4	8.0
Equities	2.5	3.4	1.9	2.4	3.2	2.3
Foreign exchange	4.2	5.8	2.6	2.7	2.9	1.1
Commodities	1.5	2.0	1.0	1.9	1.3	1.9
Debt specific	3.4	4.2	2.7	2.9	3.3	3.5
Diversification effect	(10.8)	n/a	n/a	(10.1)	(10.3)	(7.3)
Total VaR	$13.2	$15.7	$11.3	$14.2	$10.6	$11.2
Total Stressed VaR	$41.0	$59.0	$26.3	$55.6	$34.7	$27.7

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value(1)
	As at		For the three months ended				As at
($ millions)	January 31 2018	October 31 2017	January 31 2018	October 31 2017	January 31 2017	January 31 2018	October 31 2017	January 31 2017
Assets
Investment securities(2)	$14	$13	$–	$–	$–	$–	$11	$11
Loans(3)	–	–	–	(217)	16	–	(197)	24
Liabilities
Deposit note liabilities(4)	5,045	4,663	59	(104)	(28)	(32)	(91)	20
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk (1)
As at January 31, 2018	$ 5,013	$ 5,045	$ (32)	$ (7)	$ (43)
As at October 31, 2017	4,572	4,663	(91)	(10)	(36)
As at January 31, 2017	1,701	1,681	20	(3)	(10)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2017 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

			As at
	January 31, 2018(1)			October 31, 2017
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$57,365	$57,365	$–	$59,663	$59,663	$–
Trading assets	105,664	105,664	–	98,464	98,464	–
Financial instruments designated at fair value through profit or loss	14	14	–	13	13	–
Securities purchased under resale agreements and securities borrowed	88,648	88,648	–	95,319	95,319	–
Derivative financial instruments	36,847	36,847	–	35,364	35,364	–
Investment securities – other	53,914	53,914	–	50,504	50,504	–
Investment securities – amortized cost	20,896	21,234	(338)	18,716	18,765	(49)
Loans	504,974	503,197	1,777	507,276	504,369	2,907
Customers’ liability under acceptances	16,380	16,380	–	13,560	13,560	–
Other financial assets	10,576	10,576	–	9,314	9,314	–
Liabilities:
Deposits	635,317	635,837	520	625,964	625,367	(597)
Financial instruments designated at fair value through profit or loss	5,045	5,045	–	4,663	4,663	–
Acceptances	16,398	16,398	–	13,560	13,560	–
Obligations related to securities sold short	32,893	32,893	–	30,766	30,766	–
Derivative financial instruments	37,741	37,741	–	34,200	34,200	–
Obligations related to securities sold under repurchase agreements and securities lent	90,931	90,931	–	95,843	95,843	–
Subordinated debentures	5,770	5,701	(69)	6,105	5,935	(170)
Other financial liabilities	25,253	24,940	(313)	27,531	27,118	(413)
(1)	The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	January 31, 2018(1)						October 31, 2017
($ millions)	Level 1		Level 2	Level 3		Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(2)	$–		$5,471	$–		$5,471	$–	$5,717	$–	$5,717
Trading assets
Loans	–		16,726	–		16,726	–	17,312	–	17,312
Canadian federal government and government guaranteed debt	11,483		–	–		11,483	10,343	–	–	10,343
Canadian provincial and municipal debt	–		8,998	–		8,998	–	7,325	–	7,325
US treasury and other US agencies’ debt	7,657		–	–		7,657	6,894	–	–	6,894
Other foreign governments’ debt	5,008		1,268	–		6,276	5,680	1,149	–	6,829
Corporate and other debt	43		8,821	34	(3)	8,898	44	7,920	22	7,986
Income funds	180		128	–		308	180	165	–	345
Equity securities	43,593		164	–		43,757	38,760	170	–	38,930
Other(4)	1,561		–	–		1,561	2,500	–	–	2,500
	$69,525		$41,576	$34		$111,135	$64,401	$39,758	$22	$104,181
Financial assets designated at fair value through profit or loss	$14		$–	$–		$14	$13	$–	$–	$13
Investment securities(5)
Canadian federal government and government guaranteed debt	10,182		2,302	–		12,484	9,677	2,416	–	12,093
Canadian provincial and municipal debt	433		3,439	–		3,872	593	4,230	–	4,823
US treasury and other US agencies’ debt	10,719		441	–		11,160	6,305	367	–	6,672
Other foreign governments’ debt	11,001		8,853	9	(6)	19,863	10,944	8,746	113	19,803
Corporate and other debt	676		3,397	26	(3)	4,099	750	3,584	53	4,387
Mortgage-backed securities	–	(7)	930	–		930	539	876	–	1,415
Equity securities	692		233	581		1,506	590	177	544	1,311
	$33,703		$19,595	$616		$53,914	$29,398	$20,396	$710	$50,504
Derivative financial instruments
Interest rate contracts	$–		$8,981	$70		$9,051	$–	$9,742	$36	$9,778
Foreign exchange and gold contracts	1		22,885	–		22,886	4	21,496	–	21,500
Equity contracts	730		1,754	5		2,489	615	1,720	–	2,335
Credit contracts	–		348	–		348	–	175	–	175
Commodity contracts	49		2,024	–		2,073	133	1,443	–	1,576
	$780		$35,992	$75		$36,847	$752	$34,576	$36	$35,364
Liabilities:
Deposits(8)	$–		$(29)	$–		$(29)	$–	$(7)	$–	$(7)
Financial liabilities designated at fair value through profit or loss	–		5,045	–		5,045	–	4,663	–	4,663
Obligations related to securities sold short	29,990		2,903	–		32,893	27,796	2,970	–	30,766
Derivative financial instruments
Interest rate contracts	–		10,476	356		10,832	–	10,823	267	11,090
Foreign exchange and gold contracts	2		19,884	–		19,886	3	17,646	–	17,649
Equity contracts	703		3,545	9		4,257	502	2,724	7	3,233
Credit contracts	–		181	–		181	–	179	–	179
Commodity contracts	176		2,409	–		2,585	268	1,781	–	2,049
	$881		$36,495	$365		$37,741	$773	$33,153	$274	$34,200
(1)	The amounts for January 31, 2018 have been prepared in accordance with IFRS 9, prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(3)	IFRS 9 adoption resulted in reclassification of $17 million of corporate and other debt to trading assets in level 3 from available-for-sale debt securities (refer to Note 4).
(4)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(5)	Excludes debt investment securities measured at amortized cost of $21,234 (held-to-maturity as at October 31, 2017 – $18,765).
(6)	IFRS 9 adoption resulted in reclassification of $104 million of other foreign governments’ debt in level 3 to debt securities measured at amortized cost (refer to Note 4).
(7)	IFRS 9 adoption resulted in reclassification of $539 million of mortgage backed securities in level 1 to debt securities measured at amortized cost (refer to Note 4).
(8)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at January 31, 2018, in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, illiquid investments in private equity securities and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2018.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2018(1)
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held	(2)
Trading assets
Corporate and other debt	$39	$(2)	$–	$–	$(3)	$–	$34	$(2)
	39	(2)	–	–	(3)	–	34	(2)
Investment securities
Other foreign governments’ debt	9	–	(3)	3	–	–	9	n.a
Corporate and other debt	36	–	(2)	–	(8)	–	26	n.a
Equity securities	544	7	4	37	(11)	–	581	7
	589	7	(1)	40	(19)	–	616	7
Derivative financial instruments – assets
Interest rate contracts	36	27	–	10	(3)	–	70	27
Equity contracts	–	–	–	1	–	4	5	–	(3)
Derivative financial instruments – liabilities
Interest rate contracts	(267)	(89)	–	(3)	3	–	(356)	(89	)(4)
Equity contracts	(7)	2	–	(4)	–	–	(9)	2	(3)
	(238)	(60)	–	4	–	4	(290)	(60)
Total	$390	$(55)	$(1)	$44	$(22)	$4	$360	$(55)
(1)	The amounts for November 1, 2017 and January 31, 2018 have been prepared in accordance with IFRS 9, prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(4)	Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit notes in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2017:

	As at October 31, 2017
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$28	$(6)	$–	$–	$–	$–	$22
Investment securities(2)	805	(23)	14	26	(112)	–	710
Derivative financial instruments	(257)	26	–	2	–	(9)	(238)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Investment securities include financial assets designated as available-for-sale.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

There were no significant transfers between the levels during the three months ended January 31, 2018 and October 31, 2017.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 6 of the Bank’s annual audited consolidated financial statements for year ended October 31, 2017 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22.	Corporate income taxes

In November 2016 the Bank received a federal reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. In August 2017, the Bank received a reassessment of $185 million for tax and interest for the 2012 taxation year. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

23.	Business combinations

Pending acquisitions

BBVA Chile

On December 5, 2017, the Bank announced its agreement with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) to acquire its 68.19% ownership in BBVA Chile. BBVA owns 68.19% of BBVA Chile and the minority partner owns 31.62% of BBVA Chile. The Bank will acquire BBVA’s interests in BBVA Chile, and its interests in certain subsidiaries, for approximately US$2.2 billion. If the transaction is completed, the Bank’s Common Equity Tier 1 capital ratio will be impacted by approximately 100 basis points. The transaction is expected to close in the third quarter of 2018, subject to regulatory approvals.

Pursuant to the mandatory tender offer for all the shares of BBVA Chile required under Chilean law, the minority partner has the right to sell its shares of BBVA Chile on the same basis to the Bank. The Bank’s Common Equity Tier 1 capital ratio would be impacted by approximately 135 basis points, if the Bank acquires 100% of BBVA Chile.

Citibank’s consumer and small and medium enterprise operations in Colombia

On January 31, 2018, the Bank announced that its Colombian subsidiary, Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria), had reached an agreement to acquire Citibank’s consumer (retail and credit cards) and small and medium enterprise operations in Colombia, subject to regulatory approval. The transaction is not financially material to the Bank.

Proposed divestiture

Bank of Nova Scotia Berhad, Malaysia (BNS Berhad)

On May 26, 2017, the Bank reached an agreement to sell its wholly-owned subsidiary, BNS Berhad. The transaction is subject to applicable regulatory approvals. The net assets and gain on sale are not material to the Bank.

24.	Events after the Consolidated Statement of Financial Position date

Acquisition of Jarislowsky Fraser

On February 12, 2018, the Bank reached an agreement to acquire Jarislowsky Fraser, an independent investment firm with approximately $40 billion in assets under management on behalf of institutional and high net worth clients. The purchase price payable at closing of approximately $950 million will be satisfied primarily by the issuance of Scotiabank common shares. An earn-out of up to $56 million in additional Scotiabank common shares may be paid based on achieving future growth targets. The transaction is expected to close in the third quarter of 2018, subject to regulatory approvals.

Scotiabank First Quarter Report 2018    65

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2018

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2, 2018	January 29, 2018
April 3 2018	April 26, 2018
July 3, 2018	July 27, 2018
October 2, 2018	October 29, 2018

2018 Annual Meeting for shareholders

The Annual Meeting is scheduled for April 10, 2018, in Toronto, Ontario, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 27, 2018, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 640-5944 or 1-800-274-0251 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 27, 2018, to March 14, 2018, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 866-6806

E-mail: corporate.communications@scotiabank.com

66    Scotiabank First Quarter Report 2018

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank First Quarter Report 2018    67

The Bank of Nova Scotia is incorporated in Canada with limited liability.